SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September 2021

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                         No     ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of an announcement regarding renewal of continuing connected transactions and discloseable transactions, proposed amendments to the articles of association, and notice of the first extraordinary general meeting for the year 2021 of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 3, 2021.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

IFA to the Independent Board Committee and Independent Shareholders

Sinopec Corp. will hold the EGM at Kun Tai Royal Hotel, B12 Chaoyangmenwai Street, Chaoyang District, Beijing, China on Wednesday, 20 October 2021 at 9 a.m., and the notice of the EGM is set out in this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the EGM (i.e. before 9 a.m. on 19 October 2021). Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

3 September 2021

CONTENTS

Page

Definitions	1

Letter from the Board	6

Letter from the Independent Board Committee	44

Letter from Somerley	46

Appendix – General Information	77

Notice of EGM	82

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“amended Continuing Connected Transactions Agreements”	collectively refer to the Mutual Supply Agreement and the Properties Leasing Agreement amended by the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021;

“Articles of Association”	the articles of association of Sinopec Corp. as amended, revised or supplemented from time to time;

“associates”	has the meaning under the Hong Kong Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“CBIRC”	China Banking and Insurance Regulatory Commission;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software License Agreement”	the computer software license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain computer software of Sinopec Group;

“Connected Subsidiaries”
the subsidiaries of Sinopec Corp. in which China Petrochemical Corporation and its associates hold at least 10% of the direct interest (excluding any indirect interest in the subsidiaries of Sinopec Corp. held by China Petrochemical Corporation and its associates through the Company), and any subsidiaries of such subsidiaries;

“Continuing Connected Transactions”	the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

DEFINITIONS

“Continuing Connected Transactions Fifth Supplemental Agreement”	the agreement dated 24 August 2018 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Continuing Connected Transactions Second Supplemental Agreement”	the agreement dated 21 August 2009 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the continuing connected transactions;

“Continuing Connected Transactions Sixth Supplemental Agreement”	the agreement dated 27 August 2021 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Cultural, Educational, Hygiene and Auxiliary Service Agreement”	the amended Cultural, Educational, Hygiene and Community Services Agreement dated 24 August 2018;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services. And the agreement was further revised as Cultural, Educational, Hygiene and Auxiliary Service Agreement pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement dated 24 August 2018;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2021 of the Sinopec Corp. to be held at 9:00 a.m. on 20 October 2021 for Independent Shareholders to consider and approve the Renewal of Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property License Agreements;

“Hong Kong”	Hong Kong Special Administrative Region;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

DEFINITIONS

“IFA” or “Somerley”
Somerley Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities, appointed as independent financial adviser to advise the Independent Board Committee and Independent Shareholders;

“Independent Board Committee”	an independent board committee of the Board comprising all independent non-executive Directors, namely Mr. Cai Hongbin, Mr. Ng, Kar Ling Johnny, Ms. Shi Dan and Mr. Bi Mingjian;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property License Agreements”	the Trademarks License Agreement, the Computer Software License Agreement and the Patents and Proprietary Technology License Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Fourth Amendment Memo”	the memo dated 24 August 2018 regarding the amendments to the Land Use Rights Leasing Agreement;

“Latest Practicable Date”	31 August 2021;

“Major Continuing Connected Transactions”
the transactions relating to the sales and supply of products and services, deposit service provided by the Sinopec Financial Institutions to the Company under the Mutual Supply Agreement and relating to the land use rights leasing under the Land Use Rights Leasing Agreement, subject to the Independent Shareholders’ approval under the Hong Kong Listing Rules;

“Ministry of Finance”	the Ministry of Finance of the PRC;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the Supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by Sinopec Group to the Company; and (2) by the Company to Sinopec Group;

DEFINITIONS

“NDRC”	the National Development and Reform Commission;

“Non-Major Continuing Connected Transactions”
the transactions contemplated under the SPI Fund Document and the Properties Leasing Agreement, and the financial services including entrusted loan provided by the Company to the Connected Subsidiaries under the Mutual Supply Agreement;

“Patents and Proprietary Technology License Agreement”
the patents and proprietary technology license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain patents and proprietary technology of Sinopec Group;

“PRC” or “China”
the People’s Republic of China, for the purpose of this circular, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan Region of the People’s Republic of China;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	renewal of the Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“Renewal of Major Continuing Connected Transactions”	renewal of the Major Continuing Connected Transactions pursuant to the amended Continuing Connected Transactions Agreements;

“RMB”	the lawful currency of the PRC;

“Shanghai Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“Shareholders”	the shareholders of Sinopec Corp.;

“Shares”	the ordinary shares of RMB1.00 each in the share capital of Sinopec Corp., including the A Shares and H Shares;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

DEFINITIONS

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.;

“Sinopec Financial Institutions”	Sinopec Finance and Sinopec Century Bright;

“Sinopec Group”	(i) China Petrochemical Corporation and its associates (other than Sinopec Corp. and its subsidiaries except for those mentioned in (ii)); and (ii) Connected Subsidiaries;

“SPI Fund Document”
Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance and the ministerial level enterprise of China Petrochemical Corporation and its associated company before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation;

“SSE”	the Shanghai Stock Exchange;

“Stock Exchange” or “Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Three Supplies and One Industry Assets”	assets related to water supply, community power supply, community gas supply (heating supply) and property management; and

“Trademarks License Agreement”	the trademarks license agreement dated 3 June 2000 (as amended) regarding the granting of license by Sinopec Group to the Company to use certain trademarks of Sinopec Group.

LETTER FROM THE BOARD

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Executive Directors:	Registered Office:
Ma Yongsheng	22 Chaoyangmen North Street
Yu Baocai	Chaoyang District
Liu Hongbin	Beijing 100728
Ling Yiqun	The People’s Republic of China
Li Yonglin

Non-Executive Directors:
Zhao Dong

Independent Non-Executive Directors:
Cai Hongbin
Ng, Kar Ling Johnny
Shi Dan
Bi Mingjian

3 September 2021

To the Shareholders

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AND DISCLOSEABLE TRANSACTIONS
AND
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

INTRODUCTION

References are made to the announcements in relation to (i) the Renewal of Continuing Connected Transactions and discloseable transactions and (ii) the proposed amendments to the Articles of Association dated 27 August 2021 published by the Company.

LETTER FROM THE BOARD

The purpose of this circular, among other matters, is to provide you with further information regarding Renewal of Continuing Connected Transactions and the proposed amendments to the Articles of Association, in particular, the recommendation from the Independent Board Committee and the recommendation from the IFA to the Independent Board Committee and the Independent Shareholders, so that you can make informed decisions on whether or not to vote for relevant resolutions to be proposed at the EGM.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS

1.	Background

On 27 August 2021, Sinopec Corp. announced that it entered into the Continuing Connected Transaction Sixth Supplemental Agreement, and proposed to continue the Continuing Connected Transactions with Sinopec Group. The Renewal of Continuing Connected Transactions (including relevant proposed caps) is subject to the Independent Shareholders’ approval pursuant to the Hong Kong Listing Rules and Shanghai Listing Rules.

2.	Renewal of Continuing Connected Transactions and Discloseable Transactions

Reference is made to the circular of Sinopec Corp. dated 7 September 2018 in relation to the continuing connected transactions between the Company and Sinopec Group. At Sinopec Corp.’s first extraordinary general meeting of 2018, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, and the annual caps for three years ending 31 December 2021 for the Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions.

Sinopec Corp. anticipates that the continuing connected transactions with Sinopec Group will continue after 31 December 2021. In respect of the continuing connected transactions commencing from 1 January 2022, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement on 27 August 2021, pursuant to which, amendments were made to the terms of certain Continuing Connected Transactions under the Mutual Supply Agreement and the Properties Leasing Agreement.

(I)	Mutual Supply Agreement

1.	Signing Date and Term

Sinopec Corp. and China Petrochemical Corporation entered into the Mutual Supply Agreement on 3 June 2000 and the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018, the term of which ends on 31 December 2021. Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement dated 27 August 2021 to amend certain terms of the Mutual Supply Agreement including extending the Mutual Supply Agreement to 31 December 2024.

LETTER FROM THE BOARD

2.	Scope of Service

The following transactions are contemplated under the Mutual Supply Agreement:

(1)	Products and services provided by the Company, including:

(a)
Crude oil, natural gas, refined and petrochemical products and by- products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements, quality inspection, other related or similar products and services, and guarantee;

(b)	Financial services including entrusted loan to the Connected Subsidiaries.

(2)	Products and services provided by Sinopec Group, including:

(a)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas (including crude oil and natural gas from overseas), and other related or similar products and services;

(b)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services;

(c)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services;

(d)
Training and auxiliary services[1]: staff training, culture and sports, newspapers and magazines, radio and TV, office and factory property management, canteens, dormitories, commuting, re-employment service centres and other related or similar services;

_______________
1
The term of the Cultural, Educational, Hygiene and Auxiliary Service Agreement will expire on 31 December 2021, and will not be renewed due to the significant decrease in the service scale after the separation and transfer of assets and business such as the Three Supplies and One Industry Assets etc. Cultural and educational services related or similar to training and auxiliary services thereunder will be incorporated into the Mutual Supply Agreement.

LETTER FROM THE BOARD

(e)
Others: deposit and loan service, loan guarantee service, agent services in the collection and payment of administrative services fees, labour services, asset leasing, insurance, insurance agency service, entrusted loans, foreign exchange services, settlement services and other intermediary services, sharing services including finance, human resources, business travelling and information technology etc., and other related or similar services.

Specifically, the financial and insurance services provided by Sinopec Group to the Company, which mainly include the followings:

(i)	Deposit services provided as part of the settlements process. The annual caps for such transactions have been proposed on page 24 of this circular;

(ii)
Loan services, as such loans will be on normal commercial terms and the Company does not provide any security in connection with such loan, such transactions will be fully exempted continuing connected transactions;

(iii)
Loan guarantee services, as such transactions will be on normal commercial terms and the Company does not provide any security in connection with such guarantee, such transactions will be fully exempted continuing connected transactions;

(iv)	Finance sharing services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company;

(v)	Insurance services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company; and

(vi)
Insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services. The proposed annual caps for such transactions have been included in the proposed annual caps for products and services provided by Sinopec Group to the Company.

Pursuant to the Mutual Supply Agreement, the Company and Sinopec Group will supply each other with crude oil, natural gas and utilities (i.e. water, electricity, steam, industrial air, etc.). Such mutual supply will bring convenience and flexibility to both parties’ production and operation. In particular:

(I)
In terms of crude oil, on one hand, according to relevant regulations in China, overseas crude oil purchases require relevant qualifications, which Sinopec Group lacks. China International United Petroleum and Chemical Company Limited, being a subsidiary of Sinopec Corp., has the relevant qualifications and is a leading crude oil trading company in China. By purchasing crude oil from China International United Petroleum and Chemical Company Limited, Sinopec Group can ensure stable production

LETTER FROM THE BOARD

and operation. On the other hand, the Company purchases a large amount of crude oil from overseas every year in order to meet its production and operation demands, a small portion of which is overseas equity crude oil of Sinopec Group. In addition, taking into account factors such as transport time, market demand, and the crude oil’s adaptability to facilities, the Company will purchase crude oil from Sinopec Group’s commercial petroleum storage company in the same region from time to time;

(II)
In terms of natural gas, on one hand, since Sinopec Group has demands for natural gas as raw material, fuel and for other uses whereas the Company is engaged in natural gas exploration and production, Sinopec Group needs to purchase natural gas from the Company for production and operation. On the other hand, since some of the Company’s gas-consuming member enterprises and the Company’s natural gas exploration and production member enterprises are located in different regions, a small number of the Company’s member enterprises need to occasionally purchase a small amount of natural gas for production and operation from Sinopec Group in order to reduce costs;

(III)
In terms of utilities, utilities in some regions belong to the Company while utilities in some other regions belong to Sinopec Group. Under circumstances where member enterprises of the Company and Sinopec Group are located in the same region, one party will purchase the utility products belonging to the other party so as to satisfy its production and operation demands and to ensure its stable operation.

3.	Pricing Policy

The transactions conducted under Mutual Supply Agreement shall be priced in accordance with the following terms:

(1)	government-prescribed price;

(2)	where there is no government-prescribed price but government guidance price exists, the government guidance price will apply;

(3)	where there is neither a government-prescribed price nor a government guidance price, the market price will apply;

(4)
where none of the above is applicable, the price is to be agreed between relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

LETTER FROM THE BOARD

In particular:

(1)	Government-prescribed price (including government guidance price)

Applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply). The government pricing for different products and services is determined based on the following:

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products (i.e. gasoline and diesel)
According to the Circular on Further Improving the Issues Concerning the Pricing Formation Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No.64) (《關於進一步完善成品油價格形成機制有 關問題的通知》(發改價格[2016]64號)) issued by the NDRC on 13 January 2016, government guidance price shall be applied for the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation etc.; government-prescribed price shall be applied for the supply price of gasoline and diesel to the national reserve and other entities, and the factory price of aviation gasoline. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The NDRC prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and other entities, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities for pricing.

LETTER FROM THE BOARD

Types of product/service with government-prescribed price	Primary basis for price determination

Natural gas
In recent years, the state has continued to promote natural gas market reform. According to the Circular on the Adjustment Reducing of the Gate Station Prices of Non-residential Natural Gas and Further Promoting Price Marketisation Reform Prices (Fa Gai Jia Ge [2015] No.2688) (《關於降低非居民用 天然氣門站價格並進一步推進價格市場化改革的通知》(發改價格[2015] 2688號) issued by the NDRC on November 2015, the price for natural gas used by non-residents was converted from the highest gate station price management to the benchmark gate station price management. The supplying party and requisitioning party can negotiate and determine the price within the range of up to 20%, down to unlimited range based on the benchmark gas station price. In 2016, the NDRC loosened its hold on the price of fertiliser-used gas and the price associated with gas storage facilities. In September 2017, considering the downward adjustment of natural gas pipeline price, the gas station price of natural gas used by non-residents was reduced by RMB0.1 per square. At the end of May 2018, the NDRC released the Circular on Adjustment Rationalising of the Gas Station Price of Natural Gas used by Residents (《關於理順居民用氣門站價格的通知》) to rationalise the gate station price of natural gas used by residents by increasing it, thus realising the integration of gas prices used by residents and non-residents. The price for gas used by residents after the integration will rise starting from 10 June 2019.

LETTER FROM THE BOARD

Types of product/service with government-prescribed price	Primary basis for price determination

Water supply	Subject to the regulations of the relevant local government authorities of commodity prices.

Power supply
Pursuant to the Circular of the NDRC on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge [2015] No.748) (《國家發展改革委關於降低燃煤發電上網電價 和工商業用電價格的通知》(發改價格[2015]748 號)), electricity supply is subject to the government-prescribed price. For diverted power supply, the price should be government- prescribed price plus diversion cost.

Heating supply	Subject to the regulations of the relevant local government authorities of commodity prices.

(2)	Relevant market price (including tender price)

Applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil etc.), chemical products, coal, asset leasing, machinery repairs, transportation, warehousing, material procurement and so on. The relevant market price for each of the products is determined as per below:

Types of product/service with relevant market price	Primary basis for price determination

Crude oil	The relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and Oman.

LETTER FROM THE BOARD

Types of product/service with relevant market price	Primary basis for price determination

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil)
The relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore market. Such product prices in Singapore and Japan markets are publicly available.

Chemical products	The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account factors such as freight rate and quality.

Coal
The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and the quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.
The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company has established procedures and internal control system for pricing and terms of the continuing connected transactions. Please refer to pages 20 to 22 of this circular.

LETTER FROM THE BOARD

(3)	Agreed price (determined as reasonable cost incurred plus reasonable profit2)

Types of product/service with agreed price	Primary basis for price determination

Steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products
Prices for connected transactions are determined as reasonable cost plus reasonable profit. Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in proximity or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally.

Finance, human resources, business travelling, information technology and other sharing services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The reasonable cost is determined on the basis of FTE (full-time labour equivalent). The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the sharing services. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally.

Training and auxiliary services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the services.

_______________
2	6% or less of such cost.

LETTER FROM THE BOARD

(4)	For certain products or services, the following pricing principles are adopted

Types of product/service	Primary basis for price determination

Well drilling, well surveying, well logging and other petroleum engineering services
The connected transactions are determined, via public tendering[3] with reference to design budget and commissioned construction work content, which are dependent on the geological block, well type, and depth of well. If no public tendering has been made, price is determined based on professional fixed unit price[4] of petroleum engineering published by Sinopec Group. For engineering design, construction and installation of building and inspection and maintenance projects, the price is determined via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

Deposit services
The interest rate of the deposit services provided by Sinopec Finance shall be determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. For deposit services provided by Sinopec Financial Institutions to the Company, the interest rates of the relevant deposit will be not lower than those provided by independent third parties for the deposits of the same nature and the same maturity.

_______________
3
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

4
The preparation method and composition of professional fixed unit price of petroleum engineering is determined in accordance with the industry pricing rules. Sinopec Corp. has taken the lead in formulating the professional fixed unit price of petroleum engineering published by Sinopec Group. The values used in pricing a project are determined in accordance with factors such as zone plots of different geological conditions, well types, well depth and the level of average advanced cost.

LETTER FROM THE BOARD

Types of product/service	Primary basis for price determination

Insurance and other financial services
The price shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China and CBIRC, and the fee charging standards published by the aforementioned relevant regulatory authorities and are negotiated on arm’s length with reference to the fee rates charged by major insurance companies for similar insurance products and/or commercial banks for comparable services provided to the Company.

Financial services including entrusted loan
Financial services including entrusted loan are provided by the Company based on the interest rate and relevant charging standards announced by People’s Bank of China with reference to the market prices.

(II)	Land Use Rights Leasing Agreement

Sinopec Corp. and China Petrochemical Corporation entered into the Land Use Rights Leasing Agreement on 3 June 2000 and the Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018. The leased land will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The leased land can be categorised into the following two types:

(1)	authorised land for operation; and

(2)	assigned land.

The members of Sinopec Group agreed to lease land parcels to the Company with an aggregate area of approximately 410 million square metres with the annual rent for leased land parcels of RMB14 billion. The rent payable under the Land Use Rights Leasing Agreement is determined taking into consideration various factors, including the area of the land parcels, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be adjusted every three years, and any such adjusted rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

LETTER FROM THE BOARD

Regarding authorised land for operation owned by members of Sinopec Group, land for industrial use is leased for a term of 50 years, while land for commercial use is leased for a term of 40 years. Regarding the land parcels with land use right assigned to members of Sinopec Group, they are leased for a term up to the expiry of the respective land use right certificates. The term of the lease in each land parcel commenced from 1 January 2000. The Company may require members of Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of Sinopec Group shall, upon receipt of the said notice and before the expiry of the lease, make best efforts to obtain all government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the land use right.

Having discussed with the management of Sinopec Corp. on the reasons for the land lease duration being more than three years and the IFA is given to understand that the decision was made considering the importance of such leases to the Company’s operation as such the land parcels, are required for the Company to carry out its normal business. Furthermore, the management of Sinopec Corp. has emphasised that stable leases are crucial as it can avoid the unnecessary relocation costs and interruption to the Company’s business and such long duration conforms with normal business practice.

To ascertain whether long term land use right leases are common in the Company’s industry, the IFA has researched and noted from publicly available information published by a peer of Sinopec Corp. and noted that such arrangement was also made. In this respect, the IFA concurs with the view of Sinopec Corp.’s management that entering into the Land Use Rights Leasing Agreement for a period exceeding three years is of normal business practice.

(III)	Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides property insurance covering the operations of the Company.

Pursuant to the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company. After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

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The IFA noted that the establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance and after IFA’s discussion with the management of Sinopec Corp., it is the IFA’s understanding that the SPI Fund Document will continue to remain effective unless otherwise indicated by the State Council or the Ministry of Finance. In this respect, IFA concurs with the Directors that it would be impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the Hong Kong Listing Rules and, therefore, the IFA considers the duration of the SPI Fund Document, which is longer than three years, to be fair.

(IV)	Properties Leasing Agreement

On 3 June 2000, Sinopec Corp. and China Petrochemical Corporation entered into Properties Leasing Agreement, with effective from 1 January 2000 for a term of 20 years. Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement on 24 August 2018 to amend the term of the Properties Leasing Agreements. Pursuant to the Continuing Connected Transactions Fifth Supplemental Agreement, the term of the amended Properties Leasing Agreements was extended to 31 December 2021. The leased properties are used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, Sinopec Group has agreed to lease certain properties to the Company. The rent payable under the Properties Leasing Agreement is determined taking into consideration various factors, including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be adjusted once a year, and any adjusted rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by Sinopec Group.

The Company may require Sinopec Group to renew the term of the lease by giving written notice six months before the expiry of the lease. Since the Properties Leasing Agreements will expire on 31 December 2021, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Sixth Supplemental Agreement on 27 August 2021 to amend the term of the Properties Leasing Agreements. Pursuant to the Continuing Connected Transactions Sixth Supplemental Agreement, the term of the amended Properties Leasing Agreements is extended to 31 December 2024. In addition, the Company can increase the leasing scope and area of the properties in the agreements according to the Company’s actual production and operation needs.

If China Petrochemical Corporation is in negotiation to sell a property, which has been leased to the Company, to a third party, the Company shall have a pre-emptive right to purchase such property under the same terms.

LETTER FROM THE BOARD

(V)	Intellectual Property License Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property License Agreements on 3 June 2000. Each of the Intellectual Property License Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which, the term of each of the Intellectual Property License Agreements was extended to 31 December 2019. On 24 August 2018, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fifth Supplemental Agreement, pursuant to which, the term of each of the Intellectual Property License Agreements was extended to 31 December 2029.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at nil consideration, Sinopec Corp. shall, before 31 December of each year, pay all such expenses which are payable by China Petrochemical Corporation in respective year according to relevant laws and regulations for maintaining the validity of relevant trademarks, patents and computer software.

3.	Procedures and Internal Control System for Pricing and Terms of The Continuing Connected Transactions

The Company has established a series of internal control system in order to ensure that the pricing mechanism and terms of the above continuing connected transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, as well as in the interest of the Company and its Shareholders as a whole. Such system mainly includes:

(I)	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis;

(II)
As for the pricing mechanism of the Company’s procurement and/or sales of products or services from Sinopec Group, according to the Company’s procurement and sales measures, if there is no government-prescribed price or government- guided price, the Company will actively obtain information about market price through various channels, such as taking into consideration the transaction prices of at least two comparable transactions of the Company with independent third parties for the same period and transactions among independent third parties for the same period, conducting market price research through various independent industry information providers (such as industry websites), and participating in activities organised by leading industry organisations. Market price information will also be provided to other departments and subsidiaries of Sinopec Corp. so as to assist in pricing of relevant continuing connected transactions. Such price is determined by parties involved (i.e. the subsidiaries of Sinopec Corp. and the subsidiaries of China Petrochemical Corporation) on normal commercial terms with reference to aforementioned price information. For products and services with agreed prices, for the purpose of ascertaining the connected transaction prices, the supplier will provide a cost list, while the purchaser will compare the comparable average cost of

LETTER FROM THE BOARD

similar companies in proximity or the cost of same type of products to determine reasonable cost. For the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally;

(III)
As for the Company’s procurement process of relevant products or services, according to the Company’s procurement measures, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company will compare the quotations and negotiate the terms of quotations with suppliers. The Company will confirm supplier selection after taking into account factors such as price quotations, quality of the products or services, particular needs of parties involved, technical advantages of the supplier, ability of the supplier in performing the contracts and providing follow-up services, and qualifications and relevant experiences of the supplier;

(IV)
The Company’s internal control and risk management departments will conduct regular internal assessments on the internal control measures every year to examine the completeness and effectiveness of internal control measures in respect of connected transactions. The legal and contract management departments of the Company will conduct prudent reviews of the connected transaction contracts, while the departments executing relevant contracts will monitor the connected transaction amounts in a timely manner;

(V)
The Company will implement connected transactions in accordance with the internal control procedures, and review the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis on the connected transaction statements and price implementation are conducted on a quarterly basis, and analysis report on the implementation of connected transactions will be prepared to recommend rectification measures for any issues identified;

(VI)
The Board will review the implementation of the continuing connected transactions on an annual basis, and review the financial report, which included the implementation of the continuing connected transactions, on a half-year basis mainly in respect of matters such as: whether the Company and relevant connected parties performed the continuing connected transaction agreement during relevant period; whether the actual transaction amounts incurred are within the annual caps as approved at the general meeting. The independent non-executive directors report their performance of duties at general meeting on an annual basis, and particularly express their opinions on whether the continuing connected transactions exceed relevant caps as approved at the general meeting, whether the continuing connected transactions are performed pursuant to the agreements, and whether the continuing connected transactions are fair and reasonable and in the interests of the shareholders of Sinopec Corp. as a whole;

LETTER FROM THE BOARD

(VII)
The board of supervisors of Sinopec Corp. will supervise the continuing connected transactions, and review the annual financial report and interim financial report, which include the implementation of the continuing connected transactions, on an annual basis. It will also review the domestic and overseas compliance of the connected transactions entered into between the Company and connected parties in respective year, whether the prices are fair and reasonable, and whether there are any acts which are detrimental to the interests of the Company and the Shareholders;

(VIII)
The Audit Committee of Sinopec Corp. will review the annual financial statements, annual report, interim financial statements and interim report, which include the implementation of the continuing connected transactions, and express opinion on the connected transactions conducted during relevant periods mainly in respect of matters such as: whether the connected transactions are fair, and whether the actual connected transaction amounts incurred are within the annual caps;

(IX)
The external auditor of the Company will conduct interim review and annual audit for each year, express opinions on the implementation of the pricing policies and whether the actual connected transaction amounts incurred are within relevant annual caps for respective year pursuant to the Hong Kong Listing Rules, issue relevant letter to the Board and submit the same to the Stock Exchange.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions will be on market terms and be conducted on normal commercial terms, and will be fair and reasonable to the Company and the Shareholders as a whole.

4.	Historical Figures and Existing Caps

The historical figures and caps of the aforementioned continuing connected transactions for the past two financial years and the six months ended 30 June 2021 are set out below:

			Historical Amount (RMB100 million)
			Caps for			The six months ended 30 June
Continuing Connected Transactions			2021	2019	2020	2021
1.	Mutual Supply Agreement

	(1)	Products and services (except for financial services) provided by the Company to Sinopec Group	2,999	1,598	1,328	650
	(2)	Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	–	–	–	–

LETTER FROM THE BOARD

		Historical Amount (RMB100 million)
		Caps for			The six months ended 30 June
Continuing Connected Transactions		2021	2019	2020	2021
1.	Mutual Supply Agreement

	(3) Products and services (except for financial services) provided by Sinopec Group to the Company[5]	4,930	2,696	2,358	1,301
	(4) Maximum daily amount of deposits and total accrued interests of the deposit service provided by Sinopec Financial Institutions to the Company[6]	800	765.8	785.6	752.2
2.	Land Use Rights Leasing Agreement
	Annual land rent payable by the Company to Sinopec Group[7]	140	113.3	110.86	54.02
3.	SPI Fund Document
	Annual premium payable by the Company[8]	33	21.78	21.81	11.27
4.	Properties Leasing Agreement
	Annual property rent payable by the Company to Sinopec Group[9]	7.3	5.09	5.65	2.72

As at the Latest Practicable Date, none of the above annual caps had been exceeded.

_____________
5
The historical transaction amount under the Cultural, Educational, Hygiene and Auxiliary Service Agreement amounted to RMB3.097 billion, RMB3.126 billion and RMB0.642 billion for 2019, 2020 and the six months ended 30 June 2021, respectively.

6	The maximum daily amount of deposits and total accrued interests refer to the maximum amount of deposits and accrued interests thereof at any point of time in one day.
7
Historical transaction amount is calculated based on the annual land rent payable by the Company to Sinopec Group. As International Financial Reporting Standards 16 Lease has taken effect on 1 January 2019, for 2019, 2020 and the six months ended 30 June 2021, the amount of the total value of right-of-use assets of leased lands under the Land Use Rights Leasing Agreement amounted to RMB31 billion, RMB20.687 billion and RMB5.277 billion, respectively. The right-of-use assets were recognised based on the leasing conditions of lands from 2019 to 2021. The amount of right-of-use assets corresponding to the leased land in the Company’s 2019 and 2020 annual reports and 2021 interim report is based on the aforementioned period and confirmed after taking into consideration of the renewal option.

8
After excluding the return of payments to Sinopec Corp. by Sinopec Group pursuant to the rules for implementation of the SPI Fund Document, in 2019, 2020 and the six months ended 30 June 2021, the actual aggregate amount paid by Sinopec Corp. to Sinopec Group were RMB871 million, RMB878 million and RMB525 million, respectively.

9
Historical transaction amount is calculated based on the annual properties rent payable by the Company to Sinopec Group. As International Financial Reporting Standards 16 Lease has taken effect as at 1 January 2019, for 2019, 2020 and the six months ended 30 June 2021, the amount of the total value of right-of-use assets of leased lands under the Land Use Rights Leasing Agreement amounted to RMB1.393 billion, RMB1.054 billion and RMB0.266 billion, respectively. The right-of-use assets were recognised based on the leasing conditions of properties from 2019 to 2021. The amount of right-of-use assets corresponding to the leased properties in the Company’s 2019 and 2020 annual reports and 2021 interim report was based on the aforementioned period and confirmed after taking into consideration of the renewal option.

LETTER FROM THE BOARD

5.	Proposed Annual Caps for the Continuing Connected Transactions

(I)	Sinopec Corp. proposes the annual caps for the Continuing Connected Transactions for the years from 2022 to 2024 as follows:

		Proposed annual caps for the year ended 31 December
		(RMB100 million)
Continuing Connected Transactions		2022	2023	2024

1.	Mutual Supply Agreement
	(1) Products and services (except for financial services) provided by the Company to Sinopec Group	1,891	2,007	2,095
	(2) Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	100	100	100
	(3) Products and services (except for deposit services) provided by Sinopec Group to the Company	3,597	3,733	3,877
	(4) Maximum daily amount of deposits and total accrued interests of the deposit service provided by Sinopec Financial Institutions to the Company	800	800	800
2.	Land Use Rights Leasing Agreement
	Annual value of right-of-use assets of lands leased by the Company from Sinopec Group	383.05	249.40	133.65
3.	SPI Fund Document
	Annual premium payable by the Company	33	33	33
4.	Properties Leasing Agreement
	Annual value of right-of-use assets of properties leased by the Company from Sinopec Group	38.30	24.94	13.37

LETTER FROM THE BOARD

(II)	The following are the basis for the proposed annual caps for each type of Continuing Connected Transactions:

Continuing Connected Transactions			Basis for the proposed annual caps

1.	Mutual Supply Agreement

	(1)	Products and services (except for financial services) provided by the Company to Sinopec Group	The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:

(i)
The Company assumed that the prices of crude oil for 2022 to 2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019 to 2021 USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.

LETTER FROM THE BOARD

Continuing Connected Transactions	Basis for the proposed annual caps

(ii)
With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing etrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.

(iii)
Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

LETTER FROM THE BOARD

Continuing Connected Transactions		Basis for the proposed annual caps

(2)	Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	The following major factors were taken into consideration for the proposed annual caps for 2022 to 2024:

(i)
Based on (a) the Connected Subsidiaries’ expected business development and corresponding capital needs in view of the companies’ development plans and the market trend; (b) the relatively sufficient funds of the Company; (c) the capital market situation in the regions where the Connected Subsidiaries are located; (d) the Company’s pricing policy for providing entrusted loans and other financial services; (e) the expected interest on the entrusted loans; and (f) taking into account the uncertainties of products, capital markets and the progress of development of the relevant business, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

(ii)
the Connected Subsidiaries are consolidated in the financial statements of the Company. Providing financial services such as entrusted loans with reference to market prices can help the Company improve capital utilisation efficiency.

LETTER FROM THE BOARD

Continuing Connected Transactions		Basis for the proposed annual caps

(3)	Products and services (except for deposit services) provided by Sinopec Group to the Company	The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:

(i)
The Company assumed that the prices of crude oil for 2022 to 2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019 to 2021 (USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.

(ii)
With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing etrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.

LETTER FROM THE BOARD

Continuing Connected Transactions		Basis for the proposed annual caps

(iii)
The Company has strengthened the exploration and development of crude oil and natural gas and extended the downstream chemical industry chain. It is expected that the Company’s purchase of related products and services will increase to a certain extent.

(iv)
Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

(4)	Deposit services provided by Sinopec Financial Institutions to the Company
The proposed annual caps for 2022 to 2024 remain unchanged as compared to the annual caps for 2019 to 2021, mainly taking into consideration of the transaction amounts and the utilisation rates of the annual caps over the past three years, as well as the future business development and scale of fund settlement of the Company.

LETTER FROM THE BOARD

Continuing Connected Transactions		Basis for the proposed annual caps

2.	Land Use Rights Leasing Agreement

Annual value of right-of-use assets of lands leased by the Company from Sinopec Group
Since International Financial Reporting Standards 16 was effective on 1 January 2019, pursuant to the requirements of the Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2022 to 2024 with reference to the annual value of right-of-use assets relating to land lease. The annual value of right-of-use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of land leasing for 2022 to 2024 are based on: (1) the corresponding total value of right-of-use assets relating to land lease for 2022 to 2024; (2) the annual land rent payable by the Company to Sinopec Group (the “Expected Land Rent Payment”) is approximately RMB14 billion; (3) the discount rate is determined based on the interest rate of the incremental borrowings of the Company.

The Expected Land Rent Payment for 2022 to 2024 remain unchanged as compared to the rent caps of land lease for 2019 to 2021.

3.	SPI Fund Document

Annual premium payable by the Company
The proposed annual caps for 2022 to 2024 remain unchanged as compared to the annual cap for 2021, mainly taking into consideration the following factors: the transaction figures of the past three years, the historical average growth rate of fixed assets and inventory size caused by the amount of fixed assets and the scale of business expansion as of 30 June 2021.

LETTER FROM THE BOARD

Continuing Connected Transactions		Basis for the proposed annual caps

4.	Properties Leasing Agreement

Annual value of right-of-use assets of properties leased by the Company from Sinopec Group
Since International Financial Reporting Standards 16 was effective on 1 January 2019, pursuant to the requirements of the Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2022 to 2024 with reference to the annual value of right-of-use assets relating to property lease. The annual value of right-of-use asset is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

The proposed annual caps of property leasing for 2022 to 2024 are based on: (1) the corresponding total value of right-of-use assets relating to property leasing for 2022 to 2024; (2) the annual payment of property rent by the Company to Sinopec Group (the “Expected Property Rent Payment”) is approximately RMB1.4 billion; (3) the discount rate is determined based on interest rate of the incremental borrowings of the Company.

The Expected Property Rent Payment for 2022 to 2024 has increased as compared to the rent caps of property lease for 2019 to 2021, mainly taking into consideration, among others, the transaction amounts and the utilisation rates of the annual caps over the past three years, the future possible scale of increase in the property rents in the PRC, and the potential new property leases to be entered into between the Company and Sinopec Group.

LETTER FROM THE BOARD

6.	Reasons and Benefits for the Continuing Connected Transactions

Sinopec Group operated with the Company as an integrated organisation prior to the reorganisation of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of intra-group transactions were conducted every year. After the reorganisation and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the SSE, a number of transactions conducted or to be conducted between the Company and Sinopec Group that are necessary for businesses development of the Company constituted continuing connected transactions under the Hong Kong Listing Rules and/or the Shanghai Listing Rules.

The Board is of the view that entering into the Continuing Connected Transactions is essential to the continuation of the Company’s business, and is and will be beneficial to the Company’s business operation and growth, and will reduce unnecessary risks which may arise in the course of operation. This is mainly reflected in:

(I)	Sinopec Group has advantages in various aspects, with a good reputation and a gigantic scale. The Company has established a long-term cooperative relationship with Sinopec Group;

(II)
The engineering technology, production and financial services provided by Sinopec Group to the Company have competitive advantages in the domestic industry. Compared with other service providers, there are significant empirical, technological and cost advantages;

(III)
The petroleum industry has its unique technological and quality requirements, and the oil and gas engineering and technological services provided by Sinopec Group are of higher standards within the industry, which can satisfy the technological and quality standards of the projects invested in and operated by the Company. At the same time, high quality services can also reduce safety and environmental protection risks of the Company significantly;

(IV)	The shared services provided by Sinopec Group to the Company can lower the cost through centralised processing and can help the Company to improve management refinement and operational efficiency;

(V)
The land and properties leased by the Company from Sinopec Group is necessary for the Company’s continuous and stable operation, and the rent thereof is no higher than the then market rent confirmed by the independent valuer.

LETTER FROM THE BOARD

As for financial services, Sinopec Financial Institutions focus on serving China Petrochemical Corporation and its subsidiaries, with the institutions’ strong financial capabilities, providing efficient financial services for the Company’s domestic and overseas business. The reasons and benefits of financial services are as follows:

(1)
Realising centralised treasury management, improving treasury management efficiency: In the ordinary course of business, the Company’s members trade internally, while the Company trades with China Petrochemical Corporation and its associates. Sinopec Financial Institutions are platforms for internal settlement, financing and treasury management of the Company and Sinopec Group, and the relevant subsidiaries and associates usually open a settlement account in Sinopec Financial Institutions. Sinopec Financial Institutions provide deposits and other financial services to the Company to facilitate settlement within the members of the Company and between the Company and members of Sinopec Group (some of them are customers of the Company) and shorten the time required for transfer and turnover of funds. Compared with opening bank accounts by Sinopec Group and the Company separately in independent commercial banks, clearing and settlement between both sides would be more efficient. Sinopec Financial Institutions will enable the Company to lower the cost by improving the efficiency of the internal settlement and help to realise optimisation of cost and operational efficiency. The Company’s centralised deposit of funds in Sinopec Financial Institutions would enable the Company to have access to a centralised managed pool of domestic and offshore funds service, and the Company is able to withdraw cash to satisfy the flexible requirements of treasury timely at any time without limitation. The Company is also entitled to choose early termination of deposits in Sinopec Financial Institutions. Meanwhile, the Company may, at its sole discretion, deposit its funds into Sinopec Financial Institutions or independent domestic or overseas commercial banks without any restrictions;

(2)
Familiar with the Company’s business: Since Sinopec Financial Institutions mainly provide financial services to China Petrochemical Corporation and its subsidiaries, they have accumulated in-depth knowledge in related industries such as oil and gas, refining and petrochemical industries over the years. Sinopec Financial Institutions are familiar with the capital structure, business operation, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company. Therefore, Sinopec Financial Institutions can provide flexible, convenient and low cost service to the Company at any time, while it will be difficult for independent commercial banks to provide equivalent services;

(3)
Offering favourable commercial terms: As professional/centralised treasury management platforms, Sinopec Financial Institutions generally can offer Sinopec Corp. terms and interest rates no less favourable as compared to the services of the same nature and the same maturity from major commercial banks. Under normal circumstances, the deposit interest rate offered by Sinopec Financial Institutions will

LETTER FROM THE BOARD

be no lower than that offered by major commercial banks for the deposits of the same nature and the same maturity. The loan interest rate will be no higher than that offered by major commercial banks for the loans of the same nature and the same maturity;

(4)
Implementing internal control and risk management measures, guarantee the security of capital: The Company, Sinopec Finance and Sinopec Century Bright have taken various internal control and risk control measures for financial services so as to guarantee the security of capital and to ensure the Company’s interests. Sinopec Financial Institutions have strict internal control system and risk management system established by Sinopec Group. Such regulations, internal control and risk control measures include but not limited to the followings:

1.
Sinopec Finance is a major domestic non-banking financial institution under the supervision of the CBIRC. The Beijing Bureau, being the dispatched agency of CBIRC, conducts daily supervision on Sinopec Finance, as well as on-site and off-site inspections. Meanwhile, Sinopec Century Bright holds the Money Lenders License issued by Hong Kong Government, and is supervised by the Hong Kong Government, the Companies Registry and other relevant regulatory authorities in Hong Kong;

2.
In order to regulate the connected transactions between the Company and Sinopec Finance, Sinopec Corp. and Sinopec Finance formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the relevant risk control system and the risk management plan to prevent financial risks of the Company and to ensure that the deposits of the Company in the Sinopec Finance can be utilised at the Company’s discretion. Meanwhile, in order to regulate connected transactions between the Company and Sinopec Century Bright, Sinopec Century Bright is able to ensure the safety of the Company’s deposits placed with it by strengthening its internal risk control and receiving various supports from Sinopec Group. Sinopec Group has issued a number of internal rules, including Internal Control Regulations, the Rules for Implementation of Overseas Capital Management Methods and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Sinopec Century Bright for providing overseas financial services to each business under Sinopec Group. Sinopec Century Bright has also established the Rules for the Implementation of the Internal Control System. The formulation of such management systems has strengthened the control over internal risks, and secured the safety of the deposits of the Company in Sinopec Century Bright;

LETTER FROM THE BOARD

3.
According to the regulatory requirements, Sinopec Finance has established a complete corporate governance structure with board of directors and board of supervisors, which can facilitate the stable operation and effective supervision of Sinopec Finance. In accordance with relevant regulatory requirements of the CBIRC, Sinopec Finance has established an internal control system which covers all business areas, dynamically updated annually according to business needs, and through measures such as audit inspections. Sinopec Finance has ensured an effective internal control and a strict implementation of rules and regulations. Sinopec Finance has established a relatively completed risk management organisation structure, and the risk controls have been implemented. All regulatory indicators are in line with regulatory requirements. According to relevant regulations, Sinopec Century Bright carries out internal control assessment every quarter and risk evaluations when necessary;

4.
As the controlling shareholder of Sinopec Finance, China Petrochemical Corporation undertakes that in case of an emergency where the Sinopec Finance has difficulties making payments, China Petrochemical Corporation will increase the capital of Sinopec Finance based on actual needs in order to solve payment difficulties. At the same time, as the sole shareholder of Sinopec Century Bright, China Petrochemical Corporation entered into a keep-well agreement with Sinopec Century Bright, under which China Petrochemical Corporation undertakes that it will ensure that the repayment obligations of Sinopec Century Bright can be fulfilled through various channels if Sinopec Century Bright encounters any repayment difficulties. In respect of liquidity, the credit rating of China Petrochemical Corporation is higher than many enterprises, and even banks. Sinopec Finance, as a major domestic non-bank financial institution, is under the supervision of CBIRC, and has achieved the regulatory requirements as determined by regulatory indicators over the years. Sinopec Century Bright was granted credit rating of A/A2 from Standard & Poor’s and Moody’s, respectively;

5.
Sinopec Corp. holds 49% equity interest in Sinopec Finance. The majority of the directors in Sinopec Finance was appointed by Sinopec Corp. to oversee its operations. Each of Sinopec Finance and Sinopec Century Bright shall provide sufficient information, including various financial indicators (as well as annual and interim financial reports), quarterly so that the Company can monitor the financial conditions of Sinopec Finance and Sinopec Century Bright continuously. Sinopec Finance publicly disclose its annual report and financial information (http://www.sfc.sinopec.com/en/info/info.html);

6.
Sinopec Finance and Sinopec Century Bright shall monitor the maximum daily amount of deposits (including accrued interests) of the Company to ensure that relevant amount do not exceed the applicable annual caps; and

LETTER FROM THE BOARD

7.
In the course of annual audit for Sinopec Corp., the auditor will review and express opinions on the connected transactions between the Company, Sinopec Finance and Sinopec Century Bright, while Sinopec Corp. will timely perform the information disclosure obligations according to the requirements of Hong Kong Listing Rules.

The aforesaid internal control and risk management measures will be able to mitigate potential financial risks of the Company to greatest extent, and safeguard the interests of Sinopec Corp. and its Shareholders. The Directors are of the view that the above internal control and risk management measures are adequate and effective in monitoring relevant deposit transactions in all material respects.

In addition, the Board has considered the risks associated with the use of deposit services provided by Sinopec Financial Institutions mainly including: (1) risks commonly faced by the banking industry; and (2) risks arising from the fact that Sinopec Financial Institutions are the financial institutions controlled by Sinopec Group. After taking into account various factors as disclosed above, the Directors are of the view that the Company actually faces no greater risks commonly faced by the banking industry for the use of deposit services provided by Sinopec Financial Institutions. For the risks arising from the fact that Sinopec Financial Institutions are the financial institutions controlled by Sinopec Group (e.g. the possible liquidation of Sinopec Group or diversion of fund by Sinopec Group etc.), the Directors are of the view that such risks are either remote or can be minimised/avoided by control and risk management measures as disclosed above. As such, having regarded such disadvantages/risks, the Directors still consider that it is in the interests of the Company and its Shareholders as a whole to use those financial services.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Directors of the Company (including independent non-executive directors) believe that the Continuing Connected Transactions have been conducted on the basis of normal commercial terms or better terms, fair and reasonable, and are in the interests of the Company and Shareholders as a whole, and the proposed annual caps of the Continuing Connected Transactions are fair and reasonable, and are in the interests of the Company and Shareholders as a whole.

7.	The Hong Kong Listing Rules and The Shanghai Listing Rules Requirements

Pursuant to the Hong Kong Listing Rules and the Shanghai Listing Rules, China Petrochemical Corporation, holding approximately 68.31% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Financial Institutions to the Company will also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Continuing Connected Transactions			Hong Kong Listing Rules Requirements

(1)	Major Continuing Connected Transactions

	1.	Mutual Supply Agreement (exclusive of provision of financial services including entrusted loan by the Company to the Connected Subsidiaries)
As the proposed annual caps of each of the transactions exceed 5% of the applicable percentage ratios, it is therefore subject to the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

	2.	Land Use Rights Leasing Agreement

(2)	Non-Major Continuing Connected Transactions

	3.	SPI Fund Document
As the proposed annual caps of each of the transactions are less than 5% but more than 0.1% of the applicable percentage ratios, the relevant transactions are subject to the reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules but will be exempt from independent shareholders’ approval requirements.

	4.	Properties Leasing Agreement

	5.	Provision of financial services including entrusted loan by the Company to the Connected Subsidiaries under the Mutual Supply Agreement

(3)	Exempted Continuing Connected Transactions

	6.	Intellectual Property License Agreements
As Sinopec Corp. estimates that the annual fee payable by the Company to Sinopec Group for such transactions will be less than 0.1% of each of the applicable percentage ratios, the relevant transactions will be exempt from reporting, announcement and independent shareholders’ approval requirements.

The transactions under 1 to 6 above (including the relevant proposed caps) will be subject to the announcement and independent shareholders’ approval requirements in accordance with Chapter 10 of the Shanghai Listing Rules.

LETTER FROM THE BOARD

8.	Approval by the Board and Independent Shareholders

On 27 August 2021, the second meeting of the eighth session of the Board was convened by way of onsite meeting, at which non-connected Directors approved the Renewal of Continuing Connected Transactions (including the relevant proposed caps). Connected Directors, namely Ma Yongsheng, Zhao Dong, Yu Baocai, Liu Hongbin, Ling Yiqun and Li Yonglin, are abstained from voting on relevant resolutions. Save as disclosed above, none of the Directors has any material interest in the abovementioned transactions.

According to the requirements of the Hong Kong Listing Rules, an Independent Board Committee has been formed, which will advise the Independent Shareholders in respect of the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the IFA. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

Somerley has been appointed as the IFA to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The IFA will also advise on the duration of the Land Use Rights Leasing Agreement and the SPI Fund Document in accordance with 14A.52 of the Hong Kong Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Renewal of Continuing Connected Transactions (including the relevant proposed caps). China Petrochemical Corporation and its associates, holding approximately 68.77% of the total share capital of Sinopec Corp. including China Petrochemical Corporation holding approximately 68.31% of the share capital of Sinopec Corp. and Sinopec Century Bright (an overseas wholly-owned subsidiary of China Petrochemical Corporation) through HKSCC Nominees Limited holding approximately 0.46% of the share capital of Sinopec Corp., will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters.

LETTER FROM THE BOARD

9.	General Information

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of petroleum refining products, petrochemical products, coal chemical products, synthetic fibre and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

China Petrochemical Corporation is a company established under the laws of the PRC with limited liability, and a state-authorized investment organization. Its controlling shareholder is the State. Its principal operations include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage, transportation of petrochemical products, gas-based chemicals, coal chemical products and other chemical products; industrial investment and investment management; production, sales, storage and transportation of energy products such as new energy and geothermal energy; design, consultation, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; R&D, manufacturing and sales of electrical and mechanical equipment; production and sale of electricity, steam, water and industrial gas; research, development, application and consulting services of technology, e-commerce, information and alternative energy products; proprietary and agency import and export of relevant products, commodities and technologies; foreign project contracting, bidding and purchasing, and labour export; international storage and logistics business.

Your attention is drawn to the full text of the letter from the Independent Board Committee and the IFA, containing their recommendations regarding, among other things, the Renewal of Continuing Connected Transactions (including the relevant proposed caps).

LETTER FROM THE BOARD

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In accordance with the overall development strategy of Sinopec Corp. and in order to accelerate the construction of a “One Foundation of energy and resources, Two Wings of clean fuels and advanced chemicals, and Three Growth Engines in new energy, new materials and new economy” industrial structure as well as orderly boost new energy projects such as hydrogen energy supply centre, hydrogen refuelling station and battery charging and swapping station, Sinopec Corp. proposes to revise the scope of business in the Articles of Association. In this regard:

No. of Article	Original Article	Amended Article
Article 13	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.	The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company.

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing

The Company’s scope of business includes: the production, storage, pipeline transportation, land transportation, water transportation and sale of non-coal mines (oil and natural gas etc.), dangerous chemicals (ethylene, propylene, butadiene and naphtha etc.), heavy oil, rubber and other chemical raw materials and products; oil refining; wholesaling and retailing (for subsidiaries only) of gasoline, kerosene and diesel oil; the production, storage, transportation and sale of natural gas chemicals and coal chemicals; sale of lubricant, fuel oil, solvent naphtha and asphalt; production of chemical fertilizer; operation of LPG station, sale of CNG, LNG, LPG and city gas; operation of electrical vehicle charging station; production, supervision of manufacturing, installation of oil and petrochemical machinery and equipment; manufacturing of equipment, tools, instruments and gauges in petroleum drilling and production; purchase and sale of oil and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consultation of alternative energy products; production and sale of electricity, steam, water and industrial gases; wholesaling of farm, forestry and pasture products; operation of general merchandise convenience stores; wholesaling and retailing of knitted garments and housewares; wholesaling and retailing of cultural and sports 4 goods and

LETTER FROM THE BOARD

No. of Article	Original Article	Amended Article

of knitted garments and housewares; wholesaling and retailing of cultural and sports 4 goods and equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents’ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid- inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects; railway transportation; auxiliary operations for coastal engineering, port operations, oil spill emergency response, security protection, vessel pollution cleaning operations; quality inspection technical services in professional technical service industry, environment and ecology monitoring and testing services; edible salt production, wholesale, retail; exploration and development of shale gas, coalbed methane, shale oil, natural gas hydrate and other resources, storage and shipment, pipeline equipment; sale of food, beverages and tobacco products; wholesaling and retailing of pharmaceuticals and medical devices; retailing of automobiles, motorcycles and components; repair and maintenance of and technical training for automobiles and motorcycles; wholesaling and retailing of machineries, hardware products, electronic products and household appliances; retailing of furniture and materials for indoor decoration; stalls, no-store sale and other forms of retail business; general merchandise retail; accommodation and catering services; manufacturing of food and food additives; residents’ services; transportation agency services; warehousing; operation of self-owned properties; leasing of natural gas storage facility; leasing of houses, working places, vehicles and equipment; lease of machineries; media, advertising and acting as commission agent; insurance brokerage and agency services; financial trust and management services; E-commerce; self-operation of and acting as agency for the import and export of various commodities and technologies other than those restricted or prohibited by the state from import and export; contractor of overseas mechanical, electronics, petrochemical projects and domestic international bid-inviting projects; export of equipment and materials required for the aforementioned overseas projects; dispatch of labour required for the aforementioned overseas projects; railway transportation; auxiliary operations for coastal engineering, port operations, oil spill emergency response, security protection, vessel pollution cleaning operations; quality inspection technical services in professional technical service industry, environment and ecology monitoring and testing services; edible salt production, wholesale, retail; exploration and development of shale gas, coalbed methane, shale oil, natural gas hydrate and other resources, storage and shipment, pipeline transportation and sale; gas-fired power generation and power supply; installation and maintenance of power facilities, power technology development and services. Hydrogen

LETTER FROM THE BOARD

No. of Article	Original Article	Amended Article
transportation and sale; gas-fired power generation and power supply; installation and maintenance of power facilities, power technology development and services.
energy businesses and related services such as production, storage, transportation and sales of hydrogen; manufacturing and sales of equipment for hydrogen production, refuelling and storage. Power businesses and related services such as power supply; motor vehicle charging; operation of new energy power generation facilities such as solar power generation and wind power generation facilities, as well as new energy vehicle charging facilities; battery sales; battery swapping for new energy vehicle.

Sinopec Corp. held the second meeting of the eighth session of the Board on 27 August 2021. The proposal on amendments to the Articles of Association was reviewed and approved, whereby the proposed amendments were approved. The secretary to the Board was authorised to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for amendments to the Articles of Association (including textual amendments in accordance with the requirements of the relevant regulatory authorities). The proposed amendments are subject to the approval at the EGM.

The Directors consider that the proposed amendments are in the interest of the Company and its Shareholders as a whole. Advice has been obtained from independent legal advisers that the amended Articles of Association comply with the laws of the PRC and the Hong Kong Listing Rules requirements.

EXTRAORDINARY GENERAL MEETING

Sinopec Corp. will hold the 2021 first EGM at Kun Tai Royal Hotel, B12 Chaoyangmenwai Street, Chaoyang District, Beijing, China on Wednesday, 20 October 2021 at 9 a.m. for the Independent Shareholders to consider and, if thought fit, approve the Renewal of Continuing Connected Transactions (including the relevant proposed caps) and the proposed amendments to the Articles of Association.

It should be noted that, the Renewal of Major Continuing Connected Transactions, Non-Major Continuing Connected Transactions and Exempted Continuing Connected Transactions are put into one single resolution for Shareholders’ approval at the EGM (the “Voting Arrangement”). The Directors consider it appropriate for the following reasons:

(1)
The Non-Major Continuing Connected Transactions and the Exempted Continuing Connected Transactions are not subject to Independent Shareholders’ approval under the Hong Kong Listing Rules. They are put into the resolution for Independent Shareholders’ approval only as it is required under the Shanghai Listing Rules; and

(2)	As confirmed by the Company’s PRC legal adviser, the Voting Arrangement is also in compliance with applicable PRC laws and regulations.

LETTER FROM THE BOARD

You will find on pages 82 to 85 of this circular a notice of the EGM. A form of proxy for use in connection with the EGM will be dispatched to shareholders with this circular. Whether or not you are able to attend the EGM, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the EGM (i.e. before 9 a.m. on 19 October 2021). Holders of H shares shall deliver to the Company’s H share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

China Petrochemical Corporation and its associates will abstain from voting on the ordinary resolution in respect of the Renewal of Continuing Connected Transactions at the EGM.

Shareholders (or their proxies) will vote by poll.

RECOMMENDATION

As mentioned above, Somerley has been appointed as the IFA to advise the Independent Board Committee and the Independent Shareholders. The Independent Board Committee, having taken into account the advice of Somerley, considers that the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) are fair and reasonable, on normal commercial terms and in the interests of Sinopec Corp. and the Shareholders as a whole so far as the Independent Shareholders are concerned and accordingly recommends that the Independent Shareholders vote in favour of relevant ordinary resolution to be proposed at the EGM.

The Board considers that the terms of each of the Continuing Connected Transactions and relevant proposed caps for the Continuing Connected Transactions are based on normal commercial terms or better terms, fair and reasonable and are in the interests of Sinopec Corp. and the Shareholders as a whole. The Board also considers that the resolution in relation to the proposed amendments to the Articles of Association is in the interests of Sinopec Corp. and the Shareholders as a whole. Accordingly, the Directors advise the Shareholders (including the Independent Shareholders) to vote in favour of the resolutions to be proposed at the EGM.

The text of the letter from Independent Board Committee is set out on pages 44 to 45 of this circular and the text of the letter from Somerley containing its advice is set out on pages 46 to 76 of this circular.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Independent Non-executive Directors
Cai Hongbin
Ng, Kar Ling Johnny Shi Dan
Bi Mingjian

To the Independent Shareholders

3 September 2021

Dear Sir or Madam,

THE RENEWAL OF CONTINUING CONNECTED TRANSACTIONS AND DISCLOSEABLE TRANSACTIONS

INTRODUCTION

We refer to the circular (the “Circular”) dated 3 September 2021 issued by Sinopec Corp. of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We are writing to you to express our recommendation on whether or not the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) are fair and reasonable so far as the Independent Shareholders are concerned. The terms, caps and the reasons for the Major Continuing Connected Transaction (including the relevant proposed caps) are summarised in the Letter from the Board. In considering the fairness and reasonableness, the Independent Board Committee has been advised by Somerley. You are strongly advised to read Somerley’s letter to the Independent Board Committee, which is set out on pages 46 to 76 of the Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

We have discussed with the management of Sinopec Corp. the reasons for the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps), the pricing mechanism, the terms thereof, and the basis upon which their terms have been determined. We have also considered the key factors taken into account by Somerley in arriving at its opinion regarding the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) as set out in the letter from Somerley on pages 46 to 76 of the Circular, which we urge you to read carefully.

The Independent Board Committee concurs with the views of Somerley and considers that the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) is in the best interest of Sinopec Corp. and its Shareholders and is fair and reasonable so far as the Independent Shareholders are concerned. The Major Continuing Connected Transactions are on normal commercial terms or better and entered into in the ordinary and usual course of business of the Company. Accordingly, the Independent Board Committee recommends that the Independent Shareholders vote in favour of the ordinary resolution relating to the matters set out in the Circular which is contained in the notice of the EGM at the last section of the Circular.

Yours faithfully,
Cai Hongbin, Ng, Kar Ling Johnny, Shi Dan, Bi Mingjian
Independent Non-executive Directors

LETTER FROM SOMERLEY

The following is the text of a letter of advice from Somerley Capital Limited prepared for the purpose of inclusion in this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Major Continuing Connected Transactions.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong 3 September 2021

To: The Independent Board Committee and the Independent Shareholders
Dear Sir or Madam,
RENEWAL OF MAJOR CONTINUING CONNECTED TRANSACTIONS IN
RESPECT OF 2022-2024

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in connection with the Major Continuing Connected Transactions for the three years ending 31 December 2022, 2023 and 2024 entered into by Sinopec Corp. and China Petrochemical Corporation and the relevant proposed annual caps (the “Transactions”). Details of the Transactions are set out in the letter from the Board contained in the circular of Sinopec Corp. (the “Circular”) to its shareholders dated 3 September 2021, of which this letter forms part. Unless otherwise defined, terms used in this letter shall have the same meanings as those defined in the Circular.

On 27 August 2021, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions, including the Renewal of Major Continuing Connected Transactions and its respective annual caps for each of the three years ending 31 December 2024. The Major Continuing Connected Transactions details the transactions relating to (i) the sales and supply of products and services, deposit services provided by Sinopec Financial Institutions to the Company under the Mutual Supply Agreement; and (ii) the land use rights leasing under the Land Use Rights Leasing Agreement.

LETTER FROM SOMERLEY

As at the Latest Practicable Date, Sinopec Finance and Sinopec Century Bright are subsidiaries of China Petrochemical Corporation, and China Petrochemical Corporation is a substantial shareholder of Sinopec Corp. holding approximately 68.31% of the total issued share capital of Sinopec Corp.. As such each of Sinopec Finance, Sinopec Century Bright and China Petrochemical Corporation are a connected person of Sinopec Corp. under the Hong Kong Listing Rules. Accordingly, the Major Continuing Connected Transactions will constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the Hong Kong Listing Rules. In addition, the deposit services transactions to be provided by Sinopec Financial Institutions to the Company will also constitute discloseable transactions under Chapter 14 of the Hong Kong Listing Rules. As disclosed in the Circular, the Transactions shall be subject to the reporting, announcement, and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Cai Hongbin, Mr. Ng Kar Ling Johnny, Mr. Shi Dan and Mr. Bi Mingjian has been established to make a recommendation to the Independent Shareholders as to whether the terms of the Transactions are on normal commercial terms, in the ordinary and usual course of business of the Company and are fair and reasonable and in the interests of the Company and its shareholders as a whole. Somerley has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in the same regard.

We are not associated or connected with Sinopec Corp., Sinopec Finance, Sinopec Century Bright and China Petrochemical Corporation or their respective core connected persons or associates and, accordingly, are considered eligible to give independent advice on the Transactions. In the two years prior to this appointment, we did not have other engagement with Sinopec Corp. or its associates except for that Somerley was the independent financial adviser to Sinopec Kantons Holdings Limited (stock code: 934), a subsidiary of Sinopec Corp. in relation to (1) continuing connected transactions and discloseable transactions regarding renewal of the non-exempt existing continuing connected transactions; (2) connected transaction and discloseable transaction regarding the Yulin-Jinan Pipeline Compression Project, details of which were set out in Sinopec Kantons Holdings Limited’s announcement and circular dated 21 October 2019 and 11 November 2019. We do not consider our past engagements give rise to any conflict for Somerley to act as the independent financial adviser to Sinopec Corp. for the Transactions. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from Sinopec Corp., Sinopec Finance, Sinopec Century Bright and China Petrochemical Corporation or their respective core connected persons or associates.

LETTER FROM SOMERLEY

In formulating our advice and recommendation, we have reviewed information on the Company, including but not limited to, the annual reports of the Sinopec Corp. for each of the years ended 31 December 2019 (“FY2019”) (“2019 Annual Report”) and 31 December 2020 (“FY2020”) (the “2020 Annual Report”), interim results announcement of Sinopec Corp. for the period ended 30 June 2021 (the “2021 Interim Results”) and other information contained in the Circular.

In addition, we have relied on the information and facts supplied, and the opinions expressed by the Directors and management of Sinopec Corp. (collectively, the “Management”), which we have assumed to be true, accurate and complete in all material aspects at the time they were made and will remain true, accurate and complete in all material aspects up to the date of the EGM. We have also sought and received confirmation from the Company that no material facts have been omitted from the information supplied by them and that their opinions expressed to us are not misleading in any material respect. We consider that the information we have received is sufficient for us to formulate our opinion and recommendation as set out in this letter and have no reason to believe that any material information has been omitted or withheld, nor to doubt the truth or accuracy of the information provided to us. We have, however, not conducted any independent investigation into the businesses and affairs of the Company, Sinopec Finance, Sinopec Century Bright and China Petrochemical Corporation nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our opinion and recommendation with regard to the Transactions, we have considered the following principal factors and reasons:

1.	Information on the parties

The Company

Sinopec Corp. was established on 25 February 2000 as a joint stock limited company in China (“PRC”). Sinopec Corp. is one of the largest integrated energy and chemical companies in China and together with its subsidiaries, is engaged in the exploration and production, pipeline transportation and sale of petroleum and natural gas; the production, sale, storage and transportation of refinery products, petrochemical products, coal chemical products, synthetic fibre, and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies, and research, development and application of technologies and information.

LETTER FROM SOMERLEY

As disclosed in the 2020 Annual Report, the Company has up-stream, mid-stream and down-stream integrated energy and petrochemical operations and its refining capacity ranks first in China. The Company is also well equipped with a well-developed refined oil products sales network and is the largest supplier of refined oil products in China; and in terms of ethylene production capacity, the Company ranks first in China, and has a well-established marketing network for chemical products.

Set out below is a summary of Sinopec Corp.’s financial information (prepared in accordance with the International Financial Reporting Standards) extracted from the 2020 Annual Report and the 2021 Interim Results:

	For six months ended 30 June		For the year ended 31 December
	2021	2020	2020	2019	2018
	(Million RMB)	(Million RMB)	(Million RMB)	(Million RMB)	(Million RMB)

Turnover and other operating revenues	1,261,603	1,033,064	2,105,984	2,959,799	2,882,077
Profit operating/(loss)	58,109	(21,659)	13,193	86,374	82,564
Profit before taxation/(loss)	64,455	(26,849)	48,143	90,022	99,339
Profit/(loss) attributable to equity shareholders of Sinopec Corp.	39,954	(21,844)	33,096	57,493	61,708
Total equity attributable to equity shareholders of Sinopec Corp.	764,208	691,363(Note)	741,494	738,946	718,077

Note:	Based on Sinopec Corp.’s interim report for the six months ended 30 June 2020 published on 15 September 2020.

As shown in the table above, Sinopec Corp. has maintained a stable financial performance for the two years ended 31 December 2019 with steady revenue increase and only minor fluctuations in profit attributable to equity shareholders of Sinopec Corp. We note that the financial performance of Sinopec Corp. declined in FY2020 as compared to FY2019 and based on the disclosures in the 2020 Annual Report, the Company’s businesses were affected by the unprecedented effects of the COVID-19 pandemic and severe fluctuations in international oil prices as economies shrunk and market demand for the Company’s products contracted. Nevertheless, as also pointed out in the 2020 Annual Report, whilst the changes brought by the COVID-19 pandemic and effects on the external environment on a global basis are still uncertain, the Chinese economy is expected to and has recovered steadily and the demand for refined oil products will gradually recover and the demand for natural gas and petrochemical products will continue to grow. We note the Company’s financial performance significantly improved for the six months ended 30 June 2021 as it reported an increase in turnover and other operating revenue of approximately 22.1% and an operating profit of approximately RMB58.1 billion as compared to a loss of approximately RMB21.7 billion for the six months ended 30 June 2020.

LETTER FROM SOMERLEY

Background information of China Petrochemical Corporation

China Petrochemical Corporation is a company established under the laws of the PRC with limited liability, and a state-authorized investment organization. Its controlling shareholder is the State. Its principal operations include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage, transportation of petrochemical products, gas-based chemicals, coal chemical products and other chemical products; industrial investment and investment management; production, sales, storage and transportation of energy products such as new energy and geothermal energy; design, consultation, construction and installation of petroleum and petrochemical engineering projects; repairing and maintenance of petroleum and petrochemical equipment; research and development, manufacturing and sales of electrical and mechanical equipment; production and sale of electricity, steam, water and industrial gas; research, development, application and consulting services of technology, e-commerce, information and alternative energy products; proprietary and agency import and export of relevant products, commodities and technologies; foreign project contracting, bidding and purchasing, and labour export; international storage and logistics businesses.

2.	Major Continuing Connected Transactions

2.1	Mutual Supply Agreement

2.1.1	Scope of Services

The following transactions are contemplated under the Mutual Supply Agreement:

(a)	Products and services supplied by the Company include:

(i)
crude oil, natural gas, refined and petrochemical products and by- products, semi-finished products, coal, steel, water, electricity, gas, heat, measurements, quality inspection, other related or similar products and services, and guarantee.

(ii)	financial services including entrusted loan to the Connected Subsidiaries (“Entrusted Loan Services”).

(b)	Products and services provided by Sinopec Group include:

(i)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas (including crude oil and natural gas from overseas) and other related or similar products and services.

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(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Training and auxiliary services: staff training, culture and sports, newspapers and magazines, radio and TV, office and factory property management, canteens, dormitories, commuting, re-employment service centres and other related or similar services.

(v)
Others: deposit and loan service, loan guarantee service, agent services in the collection and payment of administrative services fees, labour services, asset leasing, insurance, insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services, sharing services including finance, human resources, business travelling and information technology etc., and other related or similar services.

The financial and insurance services which the Company will acquire from Sinopec Group mainly include the followings:

a.	Deposit services provided as part of the settlements process;

b.
Loan services, as such loans will be on normal commercial terms and the Company does not provide any securities in connection with such loan, such transactions will be fully exempted continuing connected transactions;

c.
Loan guarantee services, as such transactions will be on normal commercial terms and the Company does not provide any securities in connection with such guarantee, such transactions will be fully exempted continuing connected transactions;

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d.	Finance sharing services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company;

e.	Insurance services, the annual cap for such transactions have been included in the proposed caps for products and services provided by Sinopec Group to the Company; and

f.
Insurance agency service, entrusted loans, foreign exchange services, settlement service and other intermediary services, the annual cap for such transactions have been included in the proposed annual caps for products and services provided by Sinopec Group to the Company.

Pursuant to the Mutual Supply Agreement, the Company and Sinopec Group will supply each other with crude oil, natural gas and utilities (i.e. water, electricity, steam, industrial air, etc.). Such mutual supply will bring convenience and flexibility to both parties’ production and operation. In particular:

(I)
In terms of crude oil, on one hand, according to relevant regulations in China, overseas crude oil purchases require relevant qualifications, which Sinopec Group lack. China International United Petroleum and Chemical Company Limited, being a subsidiary of Sinopec Corp., has the relevant qualifications and is a leading crude oil trading company in China. By purchasing crude oil from China International United Petroleum and Chemical Company Limited, Sinopec Group can ensure stable production and operation. On the other hand, the Company purchases a large amount of crude oil from overseas every year in order to meet its production and operation demands, a small portion of which is overseas equity crude oil of Sinopec Group. In addition, taking into account factors such as transport time, market demand, and the crude oil’s adaptability to facilities, the Company will purchase crude oil from Sinopec Group’s commercial petroleum storage company in the same region from time to time;

(II)
In terms of natural gas, on one hand, since Sinopec Group has demands for natural gas as raw material, fuel and for other uses whereas the Company is engaged in natural gas exploration and production, Sinopec Group needs to purchase natural gas from the Company for production and operation. On the other hand, since some of the Company’s gas-consuming member enterprises and the Company’s natural gas exploration and production member enterprises are located in different regions, a small number of the Company’s member enterprises need to occasionally purchase a small amount of natural gas for production and operation from Sinopec Group in order to reduce costs;

(III)
In terms of utilities, utilities in some regions belong to the Company while utilities in some other regions belong to Sinopec Group. Under circumstances where member enterprises of the Company and Sinopec Group are located in the same region, one party will purchase the utility products belonging to the other party so as to satisfy its production and operation demands and to ensure its stable operation.

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2.1.2	Background and reasons

As disclosed in the Circular, Sinopec Corp. and China Petrochemical Corporation entered into the Mutual Supply Agreement on 3 June 2000. Sinopec Corp. expects to continue the Continuing Connected Transactions, including the Mutual Supply Agreement, with Sinopec Group for the next three years ending 31 December 2024.

As disclosed in the Circular, the entering into the transactions contemplated under the Continuing Connected Transactions, including the Major Continuing Connected Transactions, on a continuing basis is essential to the continuation of the Company’s business and will be beneficial to the Company as it will facilitate the business operation and growth of the Company and reduce unnecessary risks which may arise during the course of operation. We have discussed and were given to understand that the products/services sold/provided by Sinopec Group to the Company and products/services sold/provided by the Company to Sinopec Group are necessary for the Company to carry out its ordinary and usual course of business and are provided within the respective party’s expertise and speciality.

We note the provision of Entrusted Loan Services are new services to be included under the Mutual Supply Agreement. We have been given the understanding that such services are provided as a flexibility to the Connected Subsidiaries in addition to funding facilities that may be available from other financial institutions. We are also given to understand that the Entrusted Loan Services will only be made available if required and only if the Company itself has sufficient idle cash.

As such, in light of:

(i)
the sale and purchase transactions contemplated under the Mutual Supply Agreement are within the business scopes of both Sinopec Group and the Company itself and therefore, are considered to be part of normal and usual course of business for each, and the provision of such products and services are considered crucial for the growth in the Company’s businesses and the amended Mutual Supply Agreement does not obligate the Company to supply and/or purchase any products and/or services to and/or from Sinopec Group;

(ii)	the Entrusted Loan Services does not oblige the Company to lend funds to the Connected Subsidiaries, but rather, would only be made available if required and if the Company has idle cash;

(iii)
as discussed in the Circular, the Mutual Supply Agreement was first entered into with the China Petrochemical Corporation since 2000 and therefore, the two parties have had a long-term cooperation relationship, and both are clearly familiar with each other’s business needs and requirements; and

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(iv)
given that Sinopec Corp. adopts methods such as strict adherence to government pricing regulations, public tender process, price enquiries etc., prior to confirming into any transactions with members of Sinopec Group and any transactions under the Major Continuing Connected Transactions would only materialise if they meet the standards of Sinopec Corp. set in the procedures, we agree with the Directors and would consider that the entering into of the Major Continuing Connected Transactions is fair and reasonable and in the interests of Sinopec Corp.

2.1.3	Pricing principles

As disclosed in the Circular, under the Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

(i)	Government prescribed price (including government guidance price)

This pricing principle is applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply).

The government pricing for different products and services is determined based on the following:

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products (i.e. gasoline and diesel)
According to the Circular on Further Improving the Issues Concerning the Pricing Formation Mechanism of Refined Oil (Fa Gai Jia Ge [2016] No. 64) (《關於進一步完善成品油價格形成機制有關問題的通知》(發改價格 [2016]64號)) issued by the NDRC on 13 January 2016, government guidance price shall be applied for the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc.; government prescribed price shall be applied for the supply price of gasoline and diesel to the national reserve and other entities, and the factory price of aviation gasoline and jet fuel. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The NDRC prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and other entities, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities for pricing.

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Types of product/service with government-prescribed price	Primary basis for price determination

Natural gas
The State has continued to promote natural gas market reform. According to the Circular on the Adjustment Reducing of the Gate Station Prices of Non-residential Natural Gas and Further Promoting Price Marketisation Reform Prices (Fa Gai Jia Ge [2015] No. 2688) ( 《關於降低非居民用天然氣門站價格並進一步推進價格市場化改革的通知》(發改價格[2015]2688 號)) issued by the NDRC on November 2015, the price for natural gas used by non-residents was converted from the highest gate station price management to the benchmark gate station price management. The supplying party and requisitioning party can negotiate and determine the price within the range of up to 20%, down to an unlimited range based on the benchmark gas station price. In 2016, the NDRC loosened its hold on the price of fertiliser-used gas and the price associated with gas storage facilities. In September 2017, considering the downward adjustment of natural gas pipeline price, the gas station price of natural gas used by non-residents was reduced by RMB0.1 per square. At the end of May 2018, the NDRC released the Circular on Adjustment Rationalising of the Gas Station Price of Natural Gas used by Residents (《關於理順居民用氣門站價格的通知》) to rationalise the gate station price of natural gas used by residents by increasing it, thus realising the integration of gas prices used by residents and non-residents. The price for gas used by residents after the integration will rise starting from 10 June 2019.

Water supply	Subject to the regulations of the relevant local government authorities of commodity prices.

Electricity supply
Pursuant to the Circular of the NDRC on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge [2015] No. 748) (《國家發展改革委關於降低燃煤發電上網電價和工商業用電價格的通知》(發改價格[2015]748號)), electricity supply is subject to the government-prescribed price. For diverted power supply, the price should be government-prescribed price plus diversion cost.

Heating supply	Subject to the regulations of the relevant local government authorities of commodity prices.

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(ii)	Relevant market price (including tender price)

This pricing mechanism is applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil, etc.), chemical products, coal, asset leasing, machinery repairs, transportation, warehousing, material procurement, etc. The relevant market price for each of the products is determined as per below:

Types of product/service with government-prescribed price	Primary basis for price determination

Crude oil	The relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil)
The market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore market. Such product prices in Singapore and Japan markets are publicly available.

Chemical products	The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account of factors such as freight rate and quality.

Coal
The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.
The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

As disclosed in the Circular, the Company has established procedures and internal control system related to the pricing and terms of the continuing connected transactions.

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(iii)	Agreed price (determined as reasonable cost incurred plus reasonable profit)

Types of product/service with government-prescribed price	Primary basis for price determination

Steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products
Prices for connected transactions are determined as reasonable cost plus reasonable profit margin (being equivalent to 6% or less of costs associated). As discussed in the Circular, reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in the proximity or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transactions, once determined and signed, shall not be changed by one party unilaterally.

Financial, human resources and business travelling, information technology and other sharing services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The reasonable cost is determined on the basis of FTE (full-time labour equivalent). The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the sharing services. The price of connected transactions, once determined and signed, shall not be changed by either party unilaterally.

Training and auxiliary services
The connected transaction price is determined at a reasonable cost plus a reasonable profit. The cost and tax are used as the cost benchmark, and the profit rate is controlled within 6% to determine the price of the services.

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(iv)	For certain products or services, the following pricing principles are adopted:

Types of product/service	Primary basis for price determination

Well drilling, well surveying, well logging and other petroleum engineering services
Transaction prices for connected transactions are determined via public tendering with reference to design budget and commissioned construction work content, which are dependent on the geological block, well type, and depth of well. If no public tendering has been made, price is determined based on professional fixed unit price of petroleum engineering published by Sinopec Group. For engineering design, construction and installation of building and inspection and maintenance projects, the price is determined via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

Deposit services
The interest rate on the deposit services provided by Sinopec Finance shall be determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China (“PBOC”). For deposit services provided by Sinopec Financial Institutions to the Company, the interest rates of the relevant deposit will be not lower than those provided by independent third parties for the deposits of the same nature and the same maturity.

Insurance and other financial services
The price shall be determined based on the prices prescribed by government authorities including, among others, People’s Bank of China and CBIRC, and the fee charging standards published by the aforementioned relevant regulatory authorities and are negotiated on arm’s length with reference to the fee rates charged by major insurance companies for similar insurance products and/or commercial banks for comparable services provided to the Company.

Financial services including entrusted loan
Financial services including entrusted loan are provided by the Company based on the interest rate and relevant charging standards announced by People’s Bank of China with reference to the market prices.

We understand the priority is in descending order such that government- prescribed price (pricing principle (i) above) including government provided guidance price are always considered first if and where available. Market price (pricing principle (ii) above) will only be applied if there is no government prescribed price and the determination of the market price will strictly follow the

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Company’s internal control policy which includes, among others, taking into consideration of the transaction prices of at least two comparable transactions of the Company with independent third parties for the same period and transactions among independent third parties for the same period, conducting market price research through various independent industry information providers (such as industry websites), and participating in activities organised by leading industry organisations.

Based on all the above, we consider the two pricing principles are fair and reasonable and in the interests of Sinopec Corp. and its Shareholders.

We have also reviewed the application of agreed price (determined as reasonable cost incurred plus reasonable profit) as a pricing policy (i.e. pricing policy (iii) above) and understand that such practice is a normal practice among industry players in relation to utility engineering products and related services. Based on our understanding, the category of transactions priced using this pricing principle are mainly associated with integrated facilities, channels and networks covering the entire chain of production established by Sinopec Group through long term process and as such, it is not easy for an alternative supplier to be identified and no market price which is considered by Sinopec Corp. to be directly comparable for these transactions, is available.

In applying this pricing principle, a reasonable cost is firstly estimated before applying a no more than 6% profit margin, specifically:

(i)
If the Company is providing a quote: an operating expense, which includes cost for raw materials, fuel, depreciation, depletion and amortization and labour expenses is estimated. A no more than 6% profit margin is also applied;

(ii)	If Sinopec Group is providing a quote: a list of operating expense plus a no more than 6% profit margin would be provided.

We were given to understand that no more than 6% profit margin term is derived from commercial negotiations between Sinopec Group and the Company. In the absence of similar transactions between the Company and independent third parties, we have reviewed and assessed this principle in terms of the situation where the Company is providing a quote by considering the Company’s own operating profit margin for the last five financial years ended 31 December 2020 and based on the annual reports published for each of the financial years ended 31 December 2017, 2018, 2019 and 2020 we noted that the operating profit margins for the said years were approximately 4.00%, 3.03%, 2.85%, 2.92% and 0.63% respectively and as such, given the agreed price is determined with reference to cost plus no more than 6% profit margin which is evidentially in line with, and possibly even higher than, the historical operating profit margins reported by the Company, we are of the view the pricing principle for the products/services provided by the Company is fair and reasonable.

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We further note, the application of 6% or less profit margin is also applicable to products/services provided by Sinopec Group. We have reviewed the 2020 Annual Report and the 2019 Annual Report and noted that the Company’s total purchase expenses incurred pursuant to all continuing connected transactions entered into with China Petrochemical Corporation which includes, among others, the transactions entered into under the Mutual Supply Agreement was RMB286.769 billion for FY2019 and RMB252.381 billion for FY2020, which represented approximately 9.45% and 11.38% of total amount of this type of transaction for the reporting period for FY2019 and FY2020 respectively. We were also given to understand that transactions priced using this pricing principle represents only a small portion of total transactions entered into under the Mutual Supply Agreement as most of the transactions are priced using government-prescribed price, government guidance price or market price mechanisms. The pricing mechanism involving reasonable cost incurred plus a profit margin would only be used as a pricing method if none of the other pricing methodologies can be applied. As such, in view of the above, given (i) the reasonable cost is estimated using quantifiable costs associated with the provision of product/service; (ii) the same profit margin term is appliable to both parties under the amended Mutual Supply Agreement; and (iii) the amount of products/services acquired by the Company priced using this pricing principle is small compared to the Company’s annual total purchase expenses, we consider the use of agreed price (pricing policy (iii)) is also fair and reasonable.

We note under pricing policy (iv), the Company applies principle involving the use of public tender for the acquisition of engineering related projects. We have reviewed Sinopec Corp.’s tender process procedure and noted that the Company attributes scores to different selection criterions which include but not limited to quote, qualification, experience and capability.

For any projects, senior engineers of the project team will firstly assess whether the services/products sought can be acquired by way of public tender or otherwise. If the complexity of the project is high and as a matter of market practice and only members of the Sinopec Group is on the pre-approved supplier/vendor list and meets the required qualification involving technical capability as well as track record to take up the project, then the project will be awarded to Sinopec Group. In such case the project team will also ask quotes provided by providers, including that from members of Sinopec Group. Such process would involve the project team referring to the professional fixed unit price of petroleum engineering services set by the Engineering Cost Centre (工程造價中心) (the “Engineering Centre”). We understand the Engineering Centre is an internal department of Sinopec Corp. specializing in determining reasonable prices applicable to engineering products/services sought by the Company. We understand the Engineering Centre would collect data and information required by referring to applicable rules and laws, industry standards, geological conditions etc., and finalise a report with the fixed unit price recommended.

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We also note and understand that the interest rates of deposit services provided under the amended Mutual Supply Agreement are determined in accordance with the relevant interest rates published by PBOC for Sinopec Finance; and for Sinopec Century Bright, the interest rate is determined with reference to the market deposit interest rate in its offshore locations and its own cost of funding. The interest rates, fee rates and other terms offered by Sinopec Finance and Sinopec Century Bright are to be no less favourable than the interest rates, fee rates and other terms for the provision of funds and services for the same period offered by other independent commercial banks to the Company. In addition, as specified under the internal control procedures, the Company will compare with at least two quotations provided by independent third party prior to entering into any transactions with the members of Sinopec Group. As previously stated, the entering into of the amended Mutual Supply Agreement would not obligate Sinopec Corp. to enter into any transactions with members of Sinopec Group, but rather, serves as a flexibility for members of Sinopec Group to be retained as a possible client and/or service provider/supplier.

We were given to understand that the insurance and other financial services priced under the pricing principle (iv) are mainly in connection with insurance services provided by Sinopec Group to the Company, and are typically insurance products designed to reduce business operational risks such as transportation insurance for oil products. We note that in accordance with the Company’s internal control policy, prior to entering into any agreements with the Sinopec Group, it will review at least two other quotes provided by independent third parties for the same or similar services. As such, we concur with the view of the Management that pricing principle (iv) for the said insurance and other financial services products/services are no less favorable than those available to Sinopec Corp. from independent third parties.

We have been provided the understanding that the Entrusted Loan Services are to be provided under the pricing principle (iv) and are provided only if the Sinopec Corp. have idle cash available and as an option to Connected Subsidiaries should liquidity and financing is needed. The Connected Subsidiaries have the right to choose financing providers, and Sinopec Corp. also has the right to choose whether to provide services. Based on our understanding, we also note that in line with its internal control procedures as described in the Circular, prior to entering into any Entrusted Loan Services agreements with Connected Subsidiaries, the Company will review market rates from at least two independent third parties to ensure its quote provided is at least the same as the market prices available. In this respect, we concur with the view of the Management that pricing principle (iv) for the said financial services would be no more favorable than quotations from independent third parties.

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2.2	Land Use Rights Leasing Agreement

Sinopec Corp. and China Petrochemical Corporation entered into Land Use Rights Leasing Agreement on 3 June 2000 and the Land Use Rights Leasing Agreement Fourth Amendment Memo on 24 August 2018. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp. The subject land parcels are categorised into authorised land for operation and assigned land.

The subject land parcel with authorisation for operation are owned by members of Sinopec Group and are granted for industrial use and commercial use. The pieces of land for industrial use are leased to the Company for a term of 50 years and land for commercial use are leased for a term of 40 years. The subject land parcel for which land use rights were assigned to members of Sinopec Group with consideration are leased to the Company for a term up to the date of expiry of the respective land use rights certificates.

The term of the lease between members of Sinopec Group and the Company for each land parcel is from 1 January 2000 and the Company may require members of Sinopec Group to renew the term of the lease by giving them notice twelve months advance notice prior to expiry and members of Sinopec Group shall make best efforts to obtain all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease. The members of Sinopec Group agreed to lease land parcels to the Company with an aggregated area of approximately 410 million square metres with the annual rent of RMB14 billion. We have discussed the Land Use Rights Leasing Agreement with the Management and it is our understanding the rent payable is determined with reference to consideration factors including the location and the remaining term of the right granted. Under the Land Use Rights Leasing Agreement, rent payable is subjected to adjustment review every three years and any revised rental payable amount shall not be higher than the prevailing market rent which is to be confirmed by an independent valuer.

We understand previous revisions to the rental payable were verified by an independent valuer before any commitment by the Company which is in line with the terms of the Land Use Rights Leasing Agreement. We have also confirmed that the Company has not entered into any previous similar land use rights leasing agreement with independent third party lessor and furthermore, given the differences in key factors such as location, right of use and size, no other land use rights leasing agreements entered into by the Company are to be considered as comparable. In addition to the aforementioned factors, given the Company has already built and is operating facilities, operations and properties on the subject land parcels, it would also be economically and financially impractical to relocate to an alternative location. In this respect we have reviewed and noted from the circular issued by Sinopec Corp. dated 7 September 2018 in relation to among others, renewal of continuing connected transactions and discloseable transactions (the “2018 Circular”), the rent payable under the Land Use Rights Leasing Agreement was adjusted in 2018. Based on the disclosures in the 2018 Circular, such adjustment was independently verified by Beijing Zhongdi Huaxia Land and Real Estate Appraisal Co., Ltd., an independent third-party valuer. We have also researched and noted from publicly available information published by a peer of Sinopec Corp. that such mechanism involving the engagement of an independent third party valuer to confirm changes in rental payment was also used.

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We have further discussed with the Management on the reasons for the land lease duration being more than three years and we are given to understand that the decision was made considering the importance of such leases to the Company’s operation as such the land parcels, are required for the Company to carry out its normal business. Furthermore, the Management have emphasised that stable leases are crucial as it can avoid the unnecessary relocation costs and interruption to the Company’s business and such long duration conforms with normal business practice.

To ascertain whether long term land use right leases are common in the Company’s industry, we have researched and noted from publicly available information published by a peer of Sinopec Corp. and noted that such arrangement was also made. In this respect, we concur with the Management’s view that entering into the Land Use Rights Leasing Agreement for a period exceeding three years is of normal business practice.

2.3	Historical amounts and historical caps and the proposed annual caps

The table below sets out (i) the annual caps of amounts payable by the Company for each of the three years ended/ending 31 December 2019, 2020 and 2021, respectively; and (ii) the actual amounts paid by the Company for each of the two years ended 31 December 2019 and 2020 and for the six months ended 30 June 2021.

	Historical transacted amount			Annual cap for the Year ended 31 December
	Year ended 31 December	Year ended 31 December	The six months ended 30 June
Transactions	2019	2020	2021	2019	2020	2021
	(in billions of RMB)

Mutual Supply Agreement
Products and services (except for financial services) provided by the Sinopec Group to the Company	269.6	235.8	130.1	442.9	487.2	493.0
Products and services (except for financial services) provided by the Company to Sinopec Group	159.8	132.8	65.0	270.9	296.4	299.9
Maximum daily amounts of deposits and total accrued interests of the deposit services provided by Sinopec Financial Institutions to the Company	76.58	78.56	75.22	80	80	80

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	Historical transacted amount			Annual cap for the Year ended 31 December

Transactions	Year ended 31 December 2019	Year ended 31 December 2020	The six months ended 30 June 2021	2019	2020	2021
	(in billions of RMB)

Land Use Rights Leasing Agreement
Annual land rent payable under the Land Use Rights Agreement	11.33	11.086	5.402	14	14	14

The table below sets out the proposed annual caps of amounts payable by the Company for each of the three years ending 31 December 2022, 2023 and 2024:

	Proposed annual caps for the year ending
	31 December
Transactions	2022	2023	2024
	(in billions of RMB)

Mutual Supply Agreement
Products and services (except for deposit services) provided by the Sinopec Group to the Company	359.7	373.3	387.7
Products and services (except for financial services) provided by the Company to Sinopec Group	189.1	200.7	209.5
Maximum daily amounts of deposits and total accrued interests of the deposit services provided by Sinopec Financial Institutions to the Company	80	80	80
Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	10	10	10

Land Use Rights Leasing Agreement
Annual value of right-of-use assets of lands leased by the Company from Sinopec Group	38.305	24.940	13.365

LETTER FROM SOMERLEY

As disclosed in the letter from the Board of the Circular, in arriving at the estimated aggregate amounts payable by the Company for each of the three years ending 31 December 2024, Sinopec Corp. has considered, among other things, the following primary factors:

Transactions	Basis for the proposed annual caps

Mutual Supply Agreement
Products and services (except for deposit services) provided by Sinopec Group to the Company	The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:

(i)
The Company assumed that the prices of crude oil for 2022-2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019-2021 (USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.

(ii)
With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing Petrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.

LETTER FROM SOMERLEY

Transactions	Basis for the proposed annual caps

(iii)
The Company has strengthened the exploration and development of crude oil and natural gas and extended the downstream chemical industry chain. It is expected that the Company’s purchase of related products and services will increase to a certain extent.

(iv)
Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

Products and services (except for financial services) provided by the Company to Sinopec Group		The proposed annual caps for 2022 to 2024 have decreased as compared to the annual caps for 2019 to 2021, with the following major factors taken into consideration:

(i)
The Company assumed that the prices of crude oil for 2022-2024 will be USD80/barrel, USD85/barrel and USD85/barrel, respectively, which are lower than the prices of crude oil used when determining the caps for 2019-2021 (USD90/barrel, USD95/barrel and USD95/barrel) by about 11%, and the prices of chemical products and refined oil products will also decrease accordingly based on the decline in prices of crude oil. Due to the decline in commodity prices, it is expected that the transaction amount between the Company and Sinopec Group will decrease significantly.

LETTER FROM SOMERLEY

Transactions	Basis for the proposed annual caps

(ii)
With the mergers and acquisitions of the Company, Sinopec Baling Petrochemical Company Limited has become a Connected Subsidiary of Sinopec Corp. since 2020, and Sinopec Hainan Refining and Chemical Company Limited and Sinopec Zhanjiang Dongxing Petrochemical Company Limited have ceased to be the Connected Subsidiaries of Sinopec Corp. It is expected that the total transaction amount between the Company and the Connected Subsidiaries will drop significantly.

(iii)
Based on (a) the transaction amounts and the utilisation rates of the annual caps over the past three years; and (b) taking into account the significance of the Company’s sales of products and services to Sinopec Group under the Mutual Supply Agreement to the Company’s revenue, the business development of the Company and Sinopec Group, as well as the volatility of crude oil, natural gas, petrochemical products, exchange rates and others, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

Maximum daily amounts of deposits and total accrued interests of the deposit services provided by Sinopec Financial Institutions to the Company
The proposed annual caps for 2022 to 2024 remain unchanged as compared to the annual caps for 2019 to 2021, mainly taking into consideration of the transaction amounts and the utilisation rates of the annual caps over the past three years, as well as the future business development and scale of fund settlement of the Company.

LETTER FROM SOMERLEY

Transactions	Basis for the proposed annual caps

Financial services including entrusted loan provided by the Company to the Connected Subsidiaries	The following major factors were taken into consideration for the proposed annual caps for 2022 to 2024:

(i)
Based on (a) the Connected Subsidiaries’ expected business development and corresponding capital needs in view of the companies’ development plans and the market trend; (b) the relatively sufficient funds of the Company; (c) the capital market situation in the regions where the Connected Subsidiaries are located; (d) the Company’s pricing policy for providing entrusted loans and other financial services; (e) the expected interest on the entrusted loans; and (f) taking into account the uncertainties of products, capital markets and the progress of development of the relevant business, the Company believes that the transaction caps should be flexible to accommodate various maximum possibilities under contemplation.

(ii)
the Connected Subsidiaries are consolidated in the financial statements of the Company. Providing financial services such as entrusted loans with reference to market prices can help the Company improve capital utilisation efficiency.

Land Use Rights Leasing Agreement

Annual value of right-of-use assets of lands leased by the Company from Sinopec Group
Since International Financial Reporting Standards 16 was effective on 1 January 2019, pursuant to the requirements of the Stock Exchange, the Company changed the basis of determination of the proposed annual cap for the period from 2022 to 2024 with reference to the annual value of right-of-use assets relating to land lease. The annual value of right-of- use assets is mainly based on the recognition of the current value of the minimum lease payment and the measurement of the corresponding lease liability.

LETTER FROM SOMERLEY

Transactions	Basis for the proposed annual caps

Financial services including entrusted loan provided by the Company to the Connected Subsidiaries
The proposed annual caps of land leasing for 2022 to 2024 are based on: (1) the corresponding total value of right-of-use assets relating to land lease for 2022 to 2024; (2) the annual land rent payable by the Company to Sinopec Group (the “Expected Land Rent Payment”) is approximately RMB14 billion; (3) the discount rate is determined based on the interest rate of the incremental borrowings of the Company.

The Expected Land Rent Payment for 2022 to 2024 remain unchanged as compared to the rent caps of land lease for 2019 to 2021.

(i)	Mutual Supply Agreement

a.	Products and services (except for deposit services) provided by the Sinopec Group to the Company

We note the annual cap in respect of amounts expected to be paid by the Company for the purchase of products and services from the Sinopec Group is RMB359.7 billion for financial year ending 31 December 2022.

We have discussed and it is our understanding that the Company is expecting oil prices to be at levels of around US$80/barrel in 2022 and US$85/barrel in 2023 and 2024 respectively. According to our research on Bloomberg, we note that key oil price indicators such as brent crude oil prices dropped from approximately US$60/barrel early 2020 to as low as below US$20/barrel in a matter of months due to, among other reasons such as COVID-19 virus causing a global pandemic situation and more importantly, OPEC nations failing to reach an agreement to continue limiting oil production past March 2020.

We have researched and noted that key oil price indicators such as the brent crude oil price has recovered to above US$70/barrel in recent months, essentially recovering all of its losses since the slump in 2020. In light of the historical fluctuations, and the fact that the oil prices has consistently reversed all of its losses in early 2020, we would believe the forecast of oil prices used by the Company, being US$80/barrel in 2022 and US$85/barrel in 2023 and 2024 respectively to be with reasonable basis.

In addition, we note from the reasons considered by the Company as disclosed in the Circular, in determining the annual caps for 2022, 2023, 2024, Sinopec Corp. has also factored in, among others, expected decrease in transaction amount between

LETTER FROM SOMERLEY

the Company and the Connected Subsidiaries due to mergers and acquisition activities of the Company. In light of the aforementioned, we would consider the factors used in determining the annual cap expected for the year ending 31 December 2022 to be reasonable and prudent.

We further note that the increase in annual caps for the years ending 31 December 2023 and 2024 as compared with the annual caps for the year ending 31 December 2022 is 3.78% and 3.86% respectively. We note that Sinopec Corp. is an operator of an integrated business within the oil industry, in which its business performance is affected by, in addition to oil prices, and also the overall global economy. We note from the Company’s 2020 Annual report that 81.8% of external sales generated by the Company in 2020 was from the PRC (2019: 71.8%). Given that the vast majority of the Company’s sales is generated in the PRC, we are of the view that it would only be reasonable for the Company’s growth rates, and hence directly affecting its demand for oil products and related services to be also impacted by the growth of the Chinese economy. We have reviewed the statistics published by the National Bureau of Statistics of China and noted that the average gross domestic product (“GDP”) for the five years between 2016 and 2020 was 8.12%. In this respect, we consider the growth rate in estimating the annual caps for the two financial years ending 31 December 2024, which would also include, among other items, a buffer in case of any unanticipated fluctuations in the market, to also be prudent.

b.	Products and services (except for financial services) provided by the Company to Sinopec Group

We note the annual cap in respect of products and services (except for financial services) provided by the Company to Sinopec Group is RMB189.1 billion for year ending 31 December 2022.

For reasons stated above, we would also be of the view that the estimated oil prices, which forms a key assumption in the determination of annual caps for the three years ending 31 December 2024 to have been made with reasonable basis.

Also akin to the consideration factors used to determine the annual caps for products and services provided by Sinopec Group, as disclosed in the Circular, in determining the annual caps for 2022, 2023, 2024, Sinopec Corp. also factored in, among others, expected decrease in transaction amount between the Company and the Connected Subsidiaries due to mergers and acquisition activities of the Company. In light of the aforementioned, we also consider the factors used in determining the annual cap expected for the year ending 31 December 2022 to be prudent.

LETTER FROM SOMERLEY

We further note that the increase in annual caps for the years ending 31 December 2023 and 2024 as compared with the annual caps for the year ending 31 December 2022 is 6.13% and 4.38% respectively. For the reasons stated above, namely the fact that the GDP for the previous five years ended 2020 is significantly higher than the growth rates utilised, thereby demonstrating the assumptions used by the Company to be prudent.

c.	Maximum daily amounts of deposits and total accrued interests of the deposit services provided by Sinopec Financial Institutions to the Company

We note that in determining the annual cap for the maximum daily amounts of deposits services, the Company considered its business needs and previous utilisation rate of annual caps for the three years ending 31 December 2021. We note that the annual caps for the three years ending 31 December 2024 is expected to be unchanged as compared to the annual cap for the 31 December 2020. We also note, based on the disclosures in the Circular that the historical utilisation rate of the annual caps under this category has been approximately 95.73% and 98.20% respectively for the two years ended 31 December 2020. In addition, the annual caps in respect of maximum daily amounts of deposits services only represent the highest daily amount that the Company may place with Sinopec Financial Institutions and there are no obligations for the Company to deposit such amounts with Sinopec Financial Institutions. In this respect, we consider leaving the annual cap unchanged as compared to the previous year to be prudent.

d.	Financial services including entrusted loan provided by the Company to the Connected Subsidiaries

As stated under the section headed “2.1.2 Background and reasons” above, the provision of financial services including entrusted loan provided by the Company to the Connected Subsidiaries is a new service added to the Mutual Supply Agreement. We understand such service is added for the three years ending 2022-2024 due to changes in business plans and needs of the Company as a whole. Sinopec Corp., being the controlling shareholder of the Connected Subsidiaries, determined the annual caps for the each of 2022, 2023 and 2024 with reference to individual business plans, business strategy and expected demands of the Connected Subsidiaries and also considered factors such as the capital market environment of the Connected Subsidiaries’ geographic location and the macroeconomic condition as a whole, the expected market interest rates on similar loans and the Company’s own cashflow sufficiency level for the next three years. In this respect, we would consider the basis used by the Company in determining the annual caps for each of the three financial years ending 31 December 2022, 2023 and 2024 to be reasonable.

We understand that the Company will only provide services such as entrusted loans to the Connected Subsidiaries if there are any idle cash available and based on the 2020 Annual Report, the Company has approximately RMB188.1 billion cash

LETTER FROM SOMERLEY

and cash equivalents and time deposits with financial institutions available as at 31 December 2020. We note the estimated annual cap of approximately RMB10 billion represents only approximately 5.32% of total balance for cash and cash equivalents and time deposits with financial institutions and only approximately 0.47% of the Company’s revenue generated for the year ended 31 December 2020. Given its insignificance to the overall performance of the Group, we consider estimation to be prudent. In addition, we understood that (i) Sinopec Corp. is not obliged to enter into any financial service agreement, including any entrusted loan service agreements with the Connected Subsidiaries; (ii) the granting of any such loans or guarantees is subject to Sinopec Corp.’s satisfaction of the assessment of the then and expected financial performance and position of these Connected Subsidiaries; and (iii) given the non-wholly owned subsidiaries are controlled and consolidated into the Company, it is able to control and oversee its daily operations and be in full control of their finances, we therefore consider the annual caps to be commercially acceptable.

(ii)	Land Use Rights Leasing Agreement – annual value of right-of-use assets of lands leased by the Company from Sinopec Group

We consider the annual caps for the three years ending 31 December 2024 to be fair and reasonable as it is based on estimated rent payable under the Land Use Rights Leasing Agreement, which has remained unchanged from the previous three years. We note that the annual cap is derived using the incremental borrowing rate of the Company based on the requirement of the relevant accounting standard.

3.	Internal procedures

The Company has established a series of procedures and internal control measures in order to ensure that the pricing mechanism and terms of the transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, so as to ensure that they serve the interest of the Company and its shareholders as a whole. Such procedures and internal control measures mainly include:

(1)	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis.

(2)
As for the pricing mechanism of the Company’s procurement and/or sales of products or services from Sinopec Group, according to the Company’s internal procurement and sales regulations, if there is no government-prescribed price or government-guided price, the Company seeks to obtain information about market price through various channels, for example, considering at least two comparable transactions with the independent third parties for the same period, transactions among independent third parties for the same period, conducting market price research through various independent industry information vendors (e.g., industry websites), and participating in activities organised by leading industry

LETTER FROM SOMERLEY

organisations. Market price information obtained through these channels above is provided to relevant departments and subsidiaries of Sinopec Corp. to assist in pricing of relevant continuing connected transactions. Such price is determined by the contracting parties (i.e., the subsidiaries of Sinopec Corp. on the one hand and the subsidiaries of China Petrochemical Corporation on the other hand) on normal commercial terms by reference of the information obtained as mentioned above. For products and services with agreed prices, the supplier provides a cost list and the purchaser conducts comparison with the comparable average cost of similar enterprises in proximity or the cost of same type of products to determine the reasonable cost for ascertaining the price of connected transaction. As to the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions, once determined and signed, shall not be changed by one party unilaterally.

(3)
As for the Company’s procurement process of relevant products or services, according to the Company’s internal procurement measures, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company compares and negotiates the terms of quotations with these suppliers, and determines the selection of suppliers by taking into account factors such as price quotations, quality of the products and services, particular needs of the transactional parties, technical advantages of the supplier, ability of the suppliers in performing the contracts and to continuously provide products and services, and qualification and relevant experiences of the suppliers.

(4)
The Company’s internal control and risk management departments conduct regular internal assessments on the internal control measures of the Company on an annual basis, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, the legal and contract management departments conduct prudent reviews of the connected transaction contracts, whilst the departments implementing the relevant contracts monitor the transactional amounts in a timely manner.

(5)
The Company implements connected transactions in accordance with the internal control process and reviews the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis are conducted on the connected transaction statements and price implementation on a quarterly basis, and analysis report on the implementation of connected transactions will be prepared to recommend improvement measures for any issues identified.

(6)
The Board reviews the implementation of the continuing connected transactions on an annual basis and reviews the financial report which consists of the implementation of the continuing connected transactions on a half-year basis on matters mainly including: whether the Company and relevant connected parties performed the continuing connected transaction agreement during the relevant

LETTER FROM SOMERLEY

period; whether the actual transaction amount incurred within the annual caps as approved at the general meeting. The independent non-executive directors report at general meeting on an annual basis on their performance of duties, and such report includes their opinions on (i) whether the continuing connected transactions exceed relevant caps as approved at the general meeting; (ii) whether the continuing connected transactions are performed pursuant to the agreements; and (iii) whether the continuing connected transactions are fair and reasonable and in the interests of the shareholders of Sinopec Corp. as a whole.

(7)
The board of supervisors of Sinopec Corp. supervises the continuing connected transactions, and reviews the annual financial report and interim financial report which consist of the implementation of the continuing connected transactions, on an annual basis. It also reviews the domestic and overseas compliance of the connected transactions, whether the prices are fair and reasonable and whether there are any acts which are detrimental to the interests of the Company and the Shareholders.

(8)
The Audit Committee of Sinopec Corp. reviews the annual report, annual financial statements, interim report and interim financial statements which consist of the implementation of the continuing connected transactions, and express opinions on the connected transactions conducted during the relevant periods on matters mainly include the fairness of the connected transactions and whether the actual transaction amounts incurred are within the annual caps.

(9)
The external auditor of the Company conducts interim review and annual audit for each year, issues his opinion and letter to the Board in relation to the implementation of the pricing policies and whether the actual connected transaction amounts incurred are within the relevant annual caps for respective year pursuant to the Hong Kong Listing Rules and submits the same to the Stock Exchange.

Based on the above, we consider the requirement to obtain at least two independent quotes (where applicable) is reasonable for Sinopec Corp. to assess the then prevailing market terms. As such, we concur with the view of the Directors that the internal control procedures and the pricing policies relating to the Transactions have demonstrated the Company’s practices of getting access to market information and having regular assessment on the terms of the Transactions, so as to make sure that their terms will be no less favourable (so far as the Company is concerned) than those prevailing in the market for similar transactions.

4.	SPI Fund Document

China Petrochemical Corporation established the SPI Fund with the approval of the Ministry of Finance, the SPI Fund currently provides property insurance covering the operations of the Company. Under the terms of the SPI Fund Document, the Company is

LETTER FROM SOMERLEY

required to pay twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company to China Petrochemical Corporation.

Under the terms of the SPI Fund Document, China Petrochemical Corporation is required to return 20% of the paid premium to Sinopec Corp. if the Company satisfies its payment obligations on time as required by the SPI Fund Document (the “Return”). The entitled Return would be 17% of the paid premium if Sinopec Corp. does not satisfy its semi-annual premium obligations on time. As specified by the SPI Fund Document, the Return shall be utilised by Sinopec Cop. in dealing with accidents and potential risks and safety measures, conducting safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

We note that the establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance and after our discussion with the Management, it is our understanding that the SPI Fund document will continue to remain effective unless otherwise indicated by the State Council or the Ministry of Finance. In this respect, we concur with the Directors that it would be impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the Hong Kong Listing Rules and, therefore, we consider the duration of the SPI Fund Document, which is longer than three years, to be fair.

5.	Annual review of the Major Continuing Connected Transactions

As advised by the Company, Sinopec Corp. will comply with the annual review requirements of the Hong Kong Listing Rules, in particular:

(a)	each year the independent non-executive Directors must review the Major Continuing Connected Transactions and confirm in the annual report that the transactions have been entered into:

(1)	in ordinary and usual course of business of Sinopec Corp.;

(2)
either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of Sinopec Corp. and the Shareholders as a whole.

LETTER FROM SOMERLEY

(b)	each year the auditors of Sinopec Corp. must provide a letter to the Board, confirming that the Major Continuing Connected Transactions:

(1)	have received the approval of the Board;

(2)	are in accordance with the pricing policies of Sinopec Corp.;

(3)	have been entered into in accordance with the relevant agreement governing the Major Continuing Connected Transactions; and

(4)	have not exceeded the proposed annual caps.

In view of the above, we are of the view that the Company have control measures to govern the conduct of the Major Continuing Connected Transactions, in accordance with the requirements of the Hong Kong Listing Rules.

OPINION AND RECOMMENDATION

Having considered the principal factors and reasons set out above, we are of the view that that the terms of the Major Continuing Connected Transactions (including the respective annual caps) are on normal commercial terms and in the ordinary and usual course of business of the Company, and are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of Sinopec Corp. and the Shareholders as a whole. Accordingly, we advise the Independent Shareholders, and the Independent Board Committee to recommend the Independent Shareholders, to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Major Continuing Connected Transactions and the adoption of the respective annual caps.

Yours faithfully,
for and on behalf of
SOMERLEY CAPITAL LIMITED
Lyan Tam
Director

Ms. Lyan Tam is a licensed person registered with the Securities and Futures Commission and as a responsible officer of Somerley to carry out Type 6 (advising on corporate finance) regulated activities under the SFO and has over 18 years of experience in corporate finance industry.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Directors’, Supervisors’ and chief executive’s interests and short positions in the securities of Sinopec Corp.

As of the Latest Practicable Date, the interests or short positions of the Directors, supervisors and chief executive of Sinopec Corp. in shares, underlying shares and debentures of Sinopec Corp. or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (“SFO”)) which (a) have to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO); or (b) are required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Hong Kong Listing Rules, to be notified to Sinopec Corp. and the Hong Kong Stock Exchange, are as follows:

			Approximate shareholding percentage
Name	Capacity/nature of interest	Number of long position in shares held	% of relevant class of Shares	% of total issued share capital of Sinopec Corp.
Ling Yiqun	Beneficial owner	13,000 A shares	0.00001%	0.00001%
Li Defang	Interest of spouse	40,000 A shares	0.00004%	0.00003%

Save as disclosed above, so far as the Directors are aware, as at the Latest Practicable Date, none of the Directors, supervisors nor the chief executive of Sinopec Corp. had or was deemed to have any other interests or short positions in the shares, underlying shares and debentures of Sinopec Corp. or any associated corporations (within the meaning of Part XV of the SFO) (a) which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interests and short positions which he/she is taken or deemed to have under such provisions of the SFO); or (b) which were entered in the register referred to pursuant to section 352 of the SFO; or (c) which were required to be notified to Sinopec Corp. and Hong Kong Stock Exchange pursuant to the Model Code.

APPENDIX	GENERAL INFORMATION

(b)	Substantial shareholders and other persons’ interests and short positions in the shares, underlying shares and securities of Sinopec Corp.

As at the Latest Practicable Date, so far as the Directors are aware, the following persons (other than the Directors or chief executive of Sinopec Corp.) had interests or short positions in the shares or underlying shares of Sinopec Corp. which were recorded in the register required to be kept under section 336 of the SFO or would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO by Sinopec Corp.:

Name of shareholder	Class of shares	Number of shares held	Capacity	Approximate % of total issued share capital of Sinopec Corp.	Approximate % of relevant class of shares of Sinopec Corp.

China Petrochemical Corporation	A shares	82,709,227,393 (L)	Beneficial owner	68.31% (L)	86.55% (L)
	H shares	553,150,000 (L)Note	Interests in corporations controlled by majority shareholders	0.46% (L)	2.17% (L)
Citigroup Inc.	H shares	7,771,000 (L)	Individual holding guaranteed interests of shares	0.01% (L)	0.03% (L)
		127,810,267 (L) 124,137,279 (S)	Interests in corporations controlled by majority shareholders	0.11% (L) 0.10% (S)	0.50% (L) 0.49% (S)
		1,901,979,079 (L)	Approved lending agent	1.57% (L)	7.45% (L)
GIC Private Limited	H shares	1,523,751,125 (L)	Investment manager	1.26% (L)	5.97% (L)
BlackRock, Inc.	H shares	1,968,236,873 (L) 5,529,900 (S)	Interests in corporations controlled by majority shareholders	1.63% (L) 0.005% (S)	7.71% (L) 0.02% (S)

(L) The letter “L” denotes long position.

(S) The letter “S” denotes short position.

Note:	Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares of Sinopec Corp. through HKSCC Nominees Limited.

Note:	Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares of Sinopec Corp. through HKSCC Nominees Limited.

APPENDIX	GENERAL INFORMATION

Save as disclosed above, so far as the Directors are aware, as at the Latest Practicable Date, no other person had any interest or short position in the shares and underlying shares of Sinopec Corp. which would fall to be disclosed to Sinopec Corp. and Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

As at the Latest Practicable Date, there is no contract or arrangement entered into between Directors and any member of the Company subsisting at the Latest Practicable Date in which any Director is materially interested and which is significant to the business of the Company; none of the Directors had any interests, either direct or indirect, in any assets which have been acquired, disposed of by or leased to or are proposed to be acquired, disposed of by or leased to any member of the Company since 31 December 2020, being the date to which the latest published audited financial statements of the Company were made up; the Directors are not aware that any Director or his/her close associate had interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Company which would require disclosure under the Hong Kong Listing Rules.

Save as disclosed above, as at the Latest Practicable Date, no director is a director or employee of a company which had any interest or short position in the shares and underlying shares of Sinopec Corp. which would fall to be disclosed to Sinopec Corp. and Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(1)	Mr. Ma Yongsheng as the Director and General Manager of China Petrochemical Corporation.

(2)	Mr. Zhao Dong as the Director of China Petrochemical Corporation.

(3)	Mr. Yu Baocai as the Deputy General Manager of China Petrochemical Corporation.

(4)	Mr. Liu Hongbin as the Deputy General Manager of China Petrochemical Corporation.

(5)	Mr. Ling Yiqun as the Deputy General Manager of China Petrochemical Corporation.

(6)	Mr. Li Yonglin as the Deputy General Manager of China Petrochemical Corporation.

3.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors had entered or proposed to enter into any service contract with any member of the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

APPENDIX	GENERAL INFORMATION

4.	NO MATERIAL ADVERSE CHANGE

So far as the Directors are aware, as of the Latest Practicable Date, there had not been any material adverse changes in the financial or trading position of the Company since 31 December 2020, being the date to which the most recently published audited consolidated accounts of the Company were made up.

5.	QUALIFICATIONS AND CONSENTS OF EXPERTS

The following are the qualifications of the professional adviser who has given opinions or advice contained in this circular:

Names	Qualifications

Somerley	a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance)

Somerley has given their written consent to the issue of this circular with the inclusion of their letter, agreeing to reproduce its letter and quote its name in the form and meaning printed in this circular, and has not withdrawn its written consent.

As at the Latest Practicable Date, since 31 December 2020 (being the date to which the most recently published audited consolidated accounts of the Company were made up), Somerley had no direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company.

As at the Latest Practicable Date, Somerley did not have any shareholding in any member of the Company, nor any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Company.

6.	GENERAL

(1)	The Company Secretary of Sinopec Corp. is Mr. Huang Wensheng.

(2)	The registered office and head office of Sinopec Corp. is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, PRC.

(3)	The General Register Office of Sinopec Corp. for H Share Register is Hong Kong Registrars Limited (address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong).

(4)	Unless otherwise stated, in the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

APPENDIX	GENERAL INFORMATION

7.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at 12th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wan Chai, Hong Kong during normal business hours on any business day from the date of this circular until 22 September 2021:

(1)	The Mutual Supply Agreement;

(2)	The Land Use Rights Leasing Agreement;

(3)	The Land Use Rights Leasing Agreement Fourth Amendment Memo;

(4)	The Cultural, Educational, Hygiene and Community Services Agreement;

(5)	The Cultural, Educational, Hygiene and Auxiliary Services Agreement;

(6)	The SPI Fund Document;

(7)	The Properties Leasing Agreement;

(8)	The Trademarks License Agreement;

(9)	The Computer Software License Agreement;

(10)	The Patents and Proprietary Technology License Agreement;

(11)	The Continuing Connected Transactions Second Supplemental Agreement;

(12)	The Continuing Connected Transactions Fifth Supplemental Agreement;

(13)	The Continuing Connected Transactions Sixth Supplemental Agreement;

(14)	The letter from Somerley to the Independent Board Committee and the Independent Shareholders dated 3 September 2021;

(15)	The letter from the Independent Board Committee to the Independent Shareholders dated 3 September 2021.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL
MEETING FOR THE YEAR 2021

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting (“EGM”) of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) for the year 2021 will be held at Kun Tai Royal Hotel, B12 Chaoyangmenwai Street, Chaoyang District, Beijing, China on Wednesday, 20 October 2021 at 9 a.m. for the following matters:

By way of ordinary resolution:

1.	To consider and approve the resolution in relation to Continuing Connected Transactions for the three years ending 31 December 2024 and relevant authorisations, in particular:

(a)	the renewal of Continuing Connected Transactions for the three years ending 31 December 2024 (including their respective relevant proposed caps) be and is hereby considered and approved;

(b)	the Continuing Connected Transactions Sixth Supplemental Agreement entered into between Sinopec Corp. and China Petrochemical Corporation be and is hereby considered, approved, ratified and confirmed;

(c)
Mr. Ma Yongsheng, a Director, be and is hereby authorised to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolution(s) as necessary or desirable.

By way of special resolution:

2.
To consider and approve the resolution in relation to the amendments to the Articles of Association and authorise the secretary to the Board to represent Sinopec Corp. in handling the relevant formalities for application, approval, disclosure, registration and filing requirements for such amendments (including textual amendments in accordance with the requirements of the relevant regulatory authorities).

NOTICE OF EGM

Details of the resolutions are included in the circular and the notice of the EGM to be dispatched by Sinopec Corp. and are also available at the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk).

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board of Directors

Beijing, PRC
3 September 2021

NOTICE OF EGM

Notes:

I.	Attendee of EGM

1.	Eligibility for attending the EGM

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Friday, 17 September 2021 are eligible to attend the EGM. Holders of H Shares of Sinopec Corp. who wish to attend the EGM shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Friday, 17 September 2021.

2.	Proxy

(1)	A member eligible to attend and vote at the EGM is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(2)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(3)
To be valid, the form of proxy and/or the power of attorney or other original authorisation document(s) which have been notarised must be delivered to the statutory address of Sinopec Corp. not less than 24 hours before the time designated for holding the EGM (i.e. before 9 a.m. 19 October 2021 Hong Kong time). Holders of A Shares shall deliver the relevant document(s) to Sinopec Corp. Board office (the address is 22 Chaoyangmen North Street, Chaoyang District, Beijing, 100728). Holders of H Shares shall deliver the relevant document(s) to Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong).

(4)	A shareholder or his proxy may exercise the right to vote by poll.

3.	The Directors, supervisors and senior management of the Company.

4.	Legal advisers as engaged by the Company.

5.	Other personnel.

II.	Registration procedures for attending the EGM

1.
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the EGM by presenting a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the EGM.

2.
The completed and signed reply slip should be delivered to Sinopec Corp. Board office by personal delivery, by post or by facsimile during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30

p.m. on every business day on or before Thursday, 30 September 2021.

3.	Register of Members. The H Share register of members of Sinopec Corp. will be closed from Saturday, 18 September 2021 to Wednesday, 20 October 2021 (both days inclusive).

III.	Resolution for independent shareholders’ approval

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Share Listing Rules of Shanghai Stock Exchange, the ordinary resolution No. 1 of the EGM is subject to the independent shareholders’ approval. China Petrochemical Corporation and its associates will abstain from voting.

NOTICE OF EGM

IV.	Miscellaneous

1.	The EGM will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

2.	The address of China Securities Depository & Clearing Corporation Limited Shanghai Branch, the Share Registrar for A Shares of Sinopec Corp., is 166 Lujiazui East Road, Pudong District, Shanghai.

3.	The address of Hong Kong Registrars Limited, the Share Registrar of H Shares of Sinopec Corp., is Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong.

4.	The contact for the EGM is: Contact address:

Sinopec Corp. Board Office
22 Chaoyangmen North Street
Chaoyang District, Beijing
Post Code: 100728
The People’s Republic of China
Contact person: Chen Dongdong (陳冬冬)
Telephone No.: (+86)10-59969671
Fax: (+86)10-59960386

As of the date of this notice, directors of the Company are: Ma Yongsheng#, Zhao Dong*, Yu Baocai#, Liu Hongbin#, Ling Yiqun#, Li Yonglin#, Cai Hongbin+, Ng, Kar Ling Johnny+, Shi Dan+ and Bi Mingjian+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Number of shares related to this proxy form(Note 2)

Proxy Form for the First Extraordinary General Meeting for the year 2021

I (We)(note 1)
of
being the holder(s) of	H Share(s)(note 2) of RMB1.00 each of China
Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) now appoint of
(I.D. No.:	Tel. No.:	)/the chairman of
the meeting(note 3) as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the first extraordinary general meeting of Sinopec Corp. for 2021 (“EGM”) to be held at 9:00 a.m. on Wednesday, 20 October 2021 at Kun Tai Royal Hotel, B12 Chaoyangmenwai Street, Chaoyang District, Beijing, China. In the absence of any indication, the proxy may vote for or against the resolution at his own discretion.

EGM
No.	By way of non-cumulative voting	For(note 4)	Against(note 4)
1.	To consider and approve the resolution in relation to Continuing Connected Transactions for the three years ending 31 December 2024 and relevant authorisations.
2.	To consider and approve the resolution in relation to the amendments to the Articles of Association.

Date:	2021	Signature(s):	(note 5)

Notes:
1.	Please insert full name(s) and address(es) in BLOCK LETTERS.
2.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the EGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the EGM provided that such proxies must attend the EGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “Y'” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “Y'” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

5.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.	The full text of resolutions 1 and 2 are set out in the notice of the EGM. Resolution 1 is an ordinary resolution and resolution 2 is a special resolution.
7.
In the case of joint holders of shares, any one of such persons may vote at the EGM, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the EGM in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the EGM (ie. before 9:00 a.m., 19 October 2021 Hong Kong time). If the original copy of this proxy form is not received by such time, the shareholder can be deemed as having not attended the EGM and the relevant proxy form can be deemed as void.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)
Reply Slip for the First Extraordinary General Meeting for the year 2021

I(We)(note 1)
being the holder(s) of H Share(s) of RMB1.00 each in the capital of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby confirm that I (we) or my (our) proxy wish to attend the first extraordinary general meeting of Sinopec Corp. for 2021 (the “EGM”) to be held at 9:00 a.m. on Wednesday, 20 October 2021 at Kun Tai Royal Hotel, B12 Chaoyangmenwai Street, Chaoyang District, Beijing, China.

Shareholder Signature (seal)
ID No. (Business License No.)
Number of shares held
Address

Tel. No.
Date (year/month/day)

Proposed questions list (a separate sheet can be appended)

Notes:

1.	Please insert full name(s) (in Chinese or in English) in BLOCK LETTERS (must match the name in the share register of Sinopec Corp.).

2.
The completed and signed reply slip should be delivered to Board Office of Sinopec Corp. in person, by post or by fax during hours between 9:00 a.m. and 11:30 a.m., and 2:00 p.m. and 4:30 p.m. on every business day on or before Thursday, 30 September 2021. Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the EGM.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: September 3, 2021